Exhibit 99.1

Vision Marine Technologies Inc.

Consolidated financial statements

August 31, 2025 and 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Vision Marine Technologies Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Vision Marine Technologies Inc. (the Company) as of August 31, 2025 and 2024, and the related consolidated statements of comprehensive loss, changes in equity, and cash flows for the years ended August 31, 2025 and 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of August 31, 2025 and 2024, and the results of its operations and its cash flows for the years ended August 31, 2025 and 2024, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The consolidated financial statements of Vision Marine Technologies Inc. as of August 31, 2023 were audited by other auditors whose report dated November 27, 2023 expressed an unqualified opinion on those statements.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has limited cash and working capital available, has suffered recurring losses, has not achieved profitable operations and has an accumulated deficit, and has stated that a substantial doubt exists about the Company’s ability to continue as a going concern. Management’s plans regarding those matters are discussed in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and the significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that were communicated, or required to be communicated, to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which they relate.

Intangible Assets Impairment Consideration

As discussed in Note 3, Note 5, Note 6, Note 7 and Note 13 to the consolidated financial statements, the Company evaluates intangible assets for impairment annually in accordance with IAS 36 and recognizes an impairment loss when the carrying amount of an asset exceeds its recoverable amount. The Company evaluates the impairment on a cash-generating unit basis. The recoverable amount of the cash-generating unit has been determined by a forecast model that estimates the future cash flows based on budgets and forecasts discounted for current market assessments of the time value of money and the risks specific to the cash-generating unit.

Auditing management’s evaluation of projected future cash flows involves significant judgement, given the fact that the Company uses management estimates on future revenues and expenses which are not able to be substantiated.

To evaluate the appropriateness and accuracy of the assessment by management, we evaluated management’s assessment in relationship to the relevant market assessments of the time value of money and risks specific to the Company and management’s disclosure in the consolidated financial statements.

/s/M&K CPAS, PLLC

We have served as the Company’s auditor since 2024

The Woodlands, TX

November 28, 2025

PCAOB ID #2738

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Vision Marine Technologies Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Vision Marine Technologies Inc. [the “Company”] as of August 31, 2023, the related consolidated statements of changes in shareholders’ equity (deficit), comprehensive loss and cash flows for the year then ended, and the related notes [collectively referred to as the “consolidated financial statements”]. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at August 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards [“IFRS”] as issued by the International Accounting Standards Board.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) [“PCAOB”] and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor from 2021 to 2023.

Montréal, Canada

November 27, 2023, except for the effects of the reverse stock splits and the change in presentation currency described in Note 2, the reclassification of derivative liabilities as described in Note 4 and the restated segment information as described in Note 29, as to which the date is November 28, 2025.

Vision Marine Technologies Inc.

Consolidated statements of financial position

[Going concern uncertainty – see note 2]

As at August 31,

	2025	2024	2023
		Restated	Restated
		(notes 2 and 4)	(notes 2 and 4)
	$	$	$
Assets
Current
Cash	7,418,779	46,791	2,481,904
Trade and other receivables (note 8)	483,184	102,776	406,971
Income tax receivable	9,058	4,784	72,804
Inventories (note 9)	36,871,647	4,602,540	1,806,837
Prepaid expenses and deposits to suppliers (note 9)	3,771,918	1,598,728	1,458,139
Share subscription receivable (note 21)	28,526	29,056	28,962
Advances to related parties (note 21)	—	—	14,876
Proceeds receivable from related parties (note 6 and 21)	10,389,917	—	—
Total current assets	58,973,029	6,384,675	6,270,493
Right-of-use assets (note 11)	7,070,321	193,319	1,783,963
Property and equipment (note 12)	3,307,055	1,169,982	1,772,371
Intangibles (note 13)	481,197	643,773	713,061
Deferred income taxes (note 26)	—	59,957	66,253
Goodwill (notes 6 and 7)	—	—	7,152,524
Other financial assets	81,655	4,395	84,785
Total assets	69,913,257	8,456,101	17,843,450

Liabilities and shareholders’ equity
Current
Credit facility (note 14)	—	—	114,518
Trade and other payables (notes 15 and 21)	8,607,790	3,333,858	1,296,566
Provision on onerous contracts	66,706	67,947	67,726
Contract liabilities (note 16)	5,674,870	613,477	1,341,508
Advances from related parties (note 21)	—	62,721	—
Floor plan financing (note 18)	32,511,664	—	—
Current portion of lease liabilities (note 17)	1,666,853	90,488	478,491
Current portion of long-term debt (note 19)	657,110	75,159	200,625
Current portion of derivative liabilities (notes 4, 6 and 20)	510,238	1,616,180	4,106,998
Other financial liabilities	—	—	84,000
Total current liabilities	49,695,231	5,859,830	7,690,432
Lease liabilities (note 17)	5,338,738	102,078	1,473,333
Long-term debt (note 19)	1,373,885	264,801	24,960
Purchase consideration payable to related party (notes 6, 20 and 21)	5,048,506	—	—
Deferred income taxes (note 26)	5,895	—	48,584
Total liabilities	61,462,255	6,226,709	9,237,309

Shareholders’ equity
Capital stock (note 22)	67,144,672	42,029,957	38,339,064
Contributed surplus (note 6 and 23)	11,785,399	9,411,247	9,120,100
Accumulated other comprehensive income	1,102,489	717,753	693,371
Deficit	(71,581,558)	(49,929,565)	(39,546,394)
Total shareholders’ equity	8,451,002	2,229,392	8,606,141
	69,913,257	8,456,101	17,843,450

See accompanying notes

Vision Marine Technologies Inc.

Consolidated statements of changes in equity (deficit)

[Going concern uncertainty – see note 2]

Year ended August 31,

							Accumulated
							other
					Contributed		comprehensive
	Common shares		Pre-funded warrants		surplus	Deficit	income	Total
	Units	$	Units	$	$	$	$	$
Shareholders’ equity as at August 31, 2022 - Restated (note 2)	6,237	33,137,900	—	—	8,285,386	(24,041,614)	994,435	18,376,107
Total comprehensive loss	—	—	—	—	—	(15,504,780)	(301,064)	(15,805,844)
Securities issuance – options exercised	45	132,262	—	—	(9,070)	—	—	123,192
Securities issuance, net of transaction costs of $599,181	2,000	5,068,902	—	—	—	—	—	5,068,902
Share-based compensation (note 23)	—	—	—	—	843,784	—	—	843,784
Shareholders’ equity as at August 31, 2023 - Restated (note 2)	8,282	38,339,064	—	—	9,120,100	(39,546,394)	693,371	8,606,141
Total comprehensive loss	—	—	—	—	—	(10,383,171)	24,382	(10,358,789)
Securities issuance – preferred shares converted (note 20)	1,165	199,069	—	—	—	—	—	199,069
Securities issuance – warrants exchanged (note 20)	4,186	1,779,217	48	28,252	—	—	—	1,807,469
Securities issuance, net of transaction costs of $183,449 (note 22)	2,717	1,684,355	—	—	—	—	—	1,684,355
Share-based compensation – warrants (note 23)	—	—	—	—	128,841	—	—	128,841
Share-based compensation – stock options (note 23)	—	—	—	—	162,306	—	—	162,306
Shareholders’ equity as at August 31, 2024 - Restated (note 2)	16,350	42,001,705	48	28,252	9,411,247	(49,929,565)	717,753	2,229,392
Total comprehensive loss	—	—	—	—	—	(21,651,993)	384,736	(21,267,257)
Securities issuance – preferred shares converted (note 20)	13,217	308,692	—	—	—	—	—	308,692
Securities issuance – litigation settlement (note 22)	250,000	832,500	—	—	—	—	—	832,500
Securities issuance – pre-funded warrants converted	1,470,000	3,412,500	(1,470,000)	(3,412,500)	—	—	—	—
Securities issuance, net of transaction costs of $2,928,799 (note 22)	3,072,394	20,561,023	1,470,000	3,412,500	—	—	—	23,973,523
Fractional securities issued due to reverse stock split (note 22)	85,176	—	—	—	—	—	—	—
Contingent consideration issuable in common shares (note 6)	—	—	—	—	1,498,086	—	—	1,498,086
Management fees charged to Marine Ventures LLC (note 21)	—	—	—	—	254,084	—	—	254,084
Share-based compensation – warrants (note 23)	—	—	—	—	582,192	—	—	582,192
Share-based compensation – stock options (note 23)	—	—	—	—	39,790	—	—	39,790
Shareholders’ equity as at August 31, 2025	4,907,137	67,116,420	48	28,252	11,785,399	(71,581,558)	1,102,489	8,451,002

See accompanying notes

Vision Marine Technologies Inc.

Consolidated statements of comprehensive loss

[Going concern uncertainty – see note 2]

Year ended August 31,

	2025	2024	2023
		Restated	Restated
		(note 2)	(note 2)
	$	$	$
Revenues (note 24)	13,832,556	2,789,650	4,201,685
Cost of sales (note 9)	9,008,776	1,688,107	2,995,504
Cost of sales – E-Motion	57,286	—	68,076
Gross profit	4,766,494	1,101,543	1,138,105

Expenses
Research and development (note 21)	1,183,963	2,013,775	4,237,638
Office salaries and benefits (note 21)	3,704,164	2,431,670	2,981,097
Selling and marketing expenses	3,813,855	1,486,975	2,577,740
Professional fees	3,336,347	2,390,369	2,795,676
Office and general	2,288,188	1,736,686	2,302,420
Share-based compensation (note 23)	39,790	162,301	843,784
Impairment loss on debentures (note 10)	—	—	1,892,518
Depreciation and amortization	713,534	610,938	437,388
Goodwill impairment loss (note 7)	15,082,026	6,372,394	—
Intangible asset impairment loss (note 13)	380,457	—	—
Gain on deconsolidation of subsidiary (note 32)	—	(67,379)	—
Net finance income (note 25)	(4,130,500)	(5,498,656)	(1,126,041)
Other expense (income)	(1,219)	24,676	(91,755)
	26,410,605	11,663,749	16,850,465

Loss before tax	(21,644,111)	(10,562,206)	(15,712,360)
Income taxes (note 26)
Current tax expense (recovery)	13,858	7,288	(52,436)
Deferred tax recovery	(5,976)	(186,323)	(155,144)
	7,882	(179,035)	(207,580)
Net loss for the period	(21,651,993)	(10,383,171)	(15,504,780)

Items of comprehensive income that will be subsequently reclassified to earnings:
Foreign currency translation differences for foreign operations, net of tax	384,736	24,382	(301,064)
Other comprehensive income, net of tax	384,736	24,382	(301,064)
Total comprehensive loss for the year, net of tax	(21,267,257)	(10,358,789)	(15,805,844)

Weighted average shares outstanding	882,565	9,143	6,958
Basic and diluted loss per share	(24.53)	(1,135.64)	(2,228.34)

See accompanying notes

Vision Marine Technologies Inc.

Consolidated statements of cash flows

[Going concern uncertainty – see note 2]

Year ended August 31,

	2025	2024	2023
		Restated	Restated
		(note 2)	(note 2)
	$	$	$
Operating activities
Net loss	(21,651,993)	(10,383,171)	(15,504,780)
Depreciation	763,965	756,060	781,677
Accretion on long-term debt and lease liability	75,512	119,320	123,282
Share-based compensation – options and warrants	621,982	291,147	843,784
Shares issued for services	1,085,270	928,016	1,250,072
Net loss on debentures (note 10)	—	—	1,892,518
Goodwill impairment loss (note 7)	15,082,026	6,372,394	—
Intangible asset impairment loss (note 13)	380,457	—	—
Gain on revaluation of contingent consideration (note 20)	(52,305)	—	—
Loss on disposal of property and equipment	—	146,473	128,757
Gain on lease termination	—	(127,611)	—
Income tax expense	7,882	(179,035)	(207,580)
Income tax paid	(18,132)	(6,778)	(10,427)
Income tax recovered	—	6,471	—
Gain on derivative liabilities (note 25)	(7,051,826)	(8,882,221)	(1,526,655)
Loss on securities exchange (note 22)	—	1,261,296	—
Loss on warrant re-pricing (note 20)	—	652,745	—
Gain on deconsolidation of subsidiary (note 32)	—	(67,379)	—
Transaction costs – Preferred Shares (note 20)	—	1,367,749	—
Litigation settlement costs (note 22)	832,500	—	—
Effect of exchange rate fluctuation	369,632	(9,999)	(127,754)
	(9,555,030)	(7,754,523)	(12,357,106)
Net change in non-cash working capital items
Trade and other receivables	107,541	188,251	(45,585)
Provision for onerous contracts	—	—	67,726
Inventories	2,949,752	(2,763,773)	(205,601)
Grants and investment tax credits receivable	—	—	521,309
Other financial assets	7,664	19,316	6,127
Prepaid expenses and deposits to suppliers	(1,516,194)	(163,978)	432,578
Trade and other payables	(1,310,206)	2,279,757	508,610
Contract liabilities	386,052	(50,496)	554,327
Other financial liabilities	—	(34,000)	(52,000)
Cash used in operating activities	(8,930,421)	(8,279,446)	(10,569,615)

Investing activities
Business acquisition – net of cash acquired (note 6)	1,869,559	—	—
Proceeds from sale of subsidiary (note 32)	—	724,448	—
Additions to property and equipment	(227,347)	(444,427)	(726,714)
Proceeds from the disposal of property and equipment	—	93,055	298,383
Additions to intangible assets	(99,407)	(46,932)	—
Cash provided by (used in) investing activities	1,542,805	326,144	(428,331)

Financing activities
Increase (Decrease) in credit facility (note 14)	—	(114,518)	114,518
Addition in long-term debt	207,161	387,460	191,603
Repayment of long-term debt	(581,733)	(308,386)	(154,179)
Increase in floor plan financing	1,069,341	—	—
Repayment of floor plan financing	(10,531,983)	—	—
Repayment of advances from related parties	(12,799)	74,906	—
Issuance of Convertible Preferred Shares and Warrants (note 20)	—	4,632,251	—
Issuance of Voting Common Shares and Warrants (note 22)	25,103,817	1,326,675	9,287,254
Shares issued upon options conversion	—	—	123,192
Repayment of lease liabilities	(494,200)	(480,199)	(537,047)
Cash provided by financing activities	14,759,604	5,518,189	9,025,341
Net increase (decrease) in cash during the year	7,371,988	(2,435,113)	(1,972,605)
Cash, beginning of year	46,791	2,481,904	4,454,509
Cash, end of year	7,418,779	46,791	2,481,904

See accompanying notes

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

1. Incorporation and nature of business

Vision Marine Technologies Inc. (the “Company”) was incorporated on August 29, 2012 and its principal business is the manufacture, sale, and rental of electric boats, as well as the design and commercialization of electric propulsion systems. The Company is incorporated in Canada and its head office and registered office is located at 730 Curé-Boivin boulevard, Boisbriand, Quebec, J7G 2A7.

On June 20, 2025, the Company completed the acquisition of all issued and outstanding shares of Nautical Ventures Group Inc. (“NVG”), a Florida‑based recreational boat retailer and service company. The acquisition significantly expands the Company’s U.S. operations and distribution capabilities.

Further details of the acquisition are provided in note 6 — Business Combination.

The Company’s Voting Common Shares trade on the Nasdaq Capital Market under the symbol “VMAR”.

Business seasonality

The Company’s operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of its reportable segments. This means the Company’s results in one quarter are not necessarily indicative of how the Company will perform in a future quarter.

2. Basis of preparation and going concern uncertainty

Compliance with IFRS

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) in effect on August 31, 2025.

The consolidated financial statements were authorized for issue by the Board of Directors on November 28, 2025.

Change in presentation currency

The functional currency of the Company on a stand-alone basis remains the Canadian dollar. Effective June 20, 2025, the Company changed its presentation currency for these consolidated financial statements from Canadian dollars to U.S. dollars. The change was made to enhance the relevance and reliability of the Company’s financial reporting given its increased U.S. operations resulting from the acquisition of NVG.

In accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, this change in presentation currency was applied retrospectively as if the new presentation currency had always been the Company’s presentation currency and, accordingly, the comparative figures for 2024 and 2023 have been restated (including in the notes to the consolidated financial statements).

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, comparative financial information has been translated into U.S. dollars as follows:

●	assets and liabilities at closing exchange rates at the respective reporting dates;
●	equity transactions at historical exchange rates; and
●	income and expenses at average exchange rates for the respective periods.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

Resulting translation differences were recognized in accumulated other comprehensive income.

The following table reconciles the movement in accumulated other comprehensive income for the years presented:

	2025	2024	2023
	$	$	$

Opening balance	717,753	693,371	994,435
Foreign currency translation differences for Canadian dollar functional currency operations	384,736	24,382	(301,064)
	1,102,489	717,753	693,371

Going concern uncertainty

As of August 31, 2025, the Company has cash of $7,418,779 and working capital of $9,277,798. The Company has incurred recurring losses, has not yet achieved profitable operations and has a deficit of $71,581,558 since its inception. The cash flows from operations were negative for the three years ended August 31, 2025. Additional financing will be needed by the Company to fund its operations and to commercialize the E-Motion powertrain business. These matters, when considered in aggregate, indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern for at least 12 months from the issuance of these consolidated financial statements. In view of these matters, continuation as a going concern is dependent upon the continued operations of the Company which will be determined by the Company’s ability to meet its financial requirements, including its ability to raise additional capital.

The Company is evaluating several different strategies and is actively pursuing actions that are expected to increase its liquidity position, including, but not limited to, pursuing additional cost savings initiatives and seeking additional financing from both the public and private markets through the issuance of equity securities. For the year ended August 31, 2025, the Company was able to raise net proceeds from issuance of shares of $25,103,817. However, the Company’s management cannot provide assurances that the Company will be successful in accomplishing any of its proposed financing plans. Management also cannot provide any assurance as to unforeseen circumstances that could occur within the next 12 months which could increase the Company’s need to raise additional capital on an immediate basis, which additional capital may not be available to the Company.

The accompanying consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. These consolidated financial statements as at and for the year ended August 31, 2025 do not include any adjustments to the carrying amounts and classification of assets, liabilities and reported expenses that may otherwise be required if the going concern basis was not appropriate. Such adjustments could be material.

Basis of consolidation

The consolidated financial statements include the accounts of the Company, and the subsidiaries that it controls. Control exists when the Company has the power over the subsidiary, when it is exposed or has rights to variable returns from its involvement with the subsidiary and when it has the ability to use its power to affect its returns. Subsidiaries that the Company controls are consolidated from the effective date of acquisition up to the effective date of disposal or loss of control.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

Details of the Company’s significant subsidiaries at the end of the reporting period are set out below.

		Country of	Proportion of
		incorporation	ownership held
Name of subsidiary	Principal activity	and operation	by the Company
7858078 Canada Inc.	Owns an electric boat rental center	Canada	100%
NVG Holdings Inc.	Holding company	United States	100%
Nautical Ventures Group Inc.	Operates a boat retailing business	United States	100%
Nautical Ventures North LLC	Operates a boat retailing business	United States	100%
Nautical Ventures Marine LLC	Operates a boat retailing business	United States	100%
NV Marina LLC	Operates a boat retailing business	United States	100%
Nautical Ventures West LLC	Operates a boat retailing business	United States	100%
Nautical Ventures Panhandle LLC	Operates a boat retailing business	United States	100%
EB Rental, Ltd.	Operates an electric boat rental center	United States	nil
EB Rental Ventura Corp.	Operates an electric boat rental center	United States	100%
EB Rental FL Corp.	Operates an electric boat rental center	United States	100%
EBR Palm Beach Inc.	Operates an electric boat rental center	United States	100%
Vision Marine Technologies Corp.	Operates an electric boat service center	United States	100%

On April 25, 2024, the Company disposed of its 100% ownership in EB Rental Ltd., which was deconsolidated at that date. See note 32 for details.

Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. Areas where estimates are significant to the consolidated financial statements are disclosed in note 5.

Reverse stock splits

On August 22, 2024, the Company implemented a reverse stock split, consolidating every 15 Voting Common shares into 1 Voting Common Share. On October 8, 2024, the Company implemented a second reverse stock split, consolidating every 9 Voting Common shares into 1 Voting Common Share. On March 31, 2025, the Company implemented a third reverse stock split, consolidating every 10 Voting Common Shares into 1 Voting Common Share. In accordance with IFRS, all references to Voting Common Shares, Pre-Funded Warrants, warrants and options have been adjusted to reflect the three reverse stock splits. Comparative references to the above have also been adjusted to reflect the three reverse stock splits.

3. Significant accounting policies

Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash held on trust, deposits held at call with banks, other short term highly liquid investments with original maturities of three months or less.

Trade and other receivables

Trade receivables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less any allowance for expected credit losses. Trade receivables are generally due for settlement within 30 days.

The Company has applied the simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance. To measure the expected credit loss, trade receivables have been grouped based on days overdue.

Other receivables are recognized at amortized cost, less any allowance for expected credit loss.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

Inventories

Inventories are stated at the lower of cost and net realizable value. Raw materials are valued on a first-in first-out basis. Cost of work in progress and finished goods comprises direct materials and delivery costs, direct labour, import duties and other taxes, and appropriate proportion of variable and fixed overhead expenditure based on normal operating capacity. Cost of purchased inventory is determined after deducting rebates and discounts received or receivable.

Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and the estimated costs necessary to make the sale.

Grants and investment tax credits

Government grants are recognized where there is reasonable assurance that the grant will be received, and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. Where retention of a government grant is dependent on the Company satisfying certain criteria, it is initially recognized as deferred income. When the criteria for retention have been satisfied, the deferred income balance is released to the statement of consolidated comprehensive loss or netted against the asset purchased.

Leases

Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term ranging from two to six years. Right-of-use assets are subject to impairment. Right-of-use assets recognized in connection with the NVG acquisition are measured at fair value at the acquisition date in accordance with IFRS 3.

Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in- substance fixed payments) less any lease incentives receivable and variable lease payments that depend on an index or a rate. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. Interest accretion is recorded as interest expense in finance costs. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in- substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value (i.e., below $5,000). Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term. For the year-ended August 31, 2025, the expense for leases of low- value assets is insignificant.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

Property and equipment

Property and equipment is stated at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset. Property and equipment acquired as part of a business combination, including that acquired through the NVG acquisition, is recognized at fair value at the acquisition date.

Depreciation is recorded to recognize the cost of assets over their useful lives. The estimated useful lives and depreciation methods are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

The depreciation methods and rates used are as follows:

Asset type	Methods	Rates
Office equipment and furnishings	Straight-line method	3-10 years
Machinery and equipment	Straight-line method	5-10 years
Rolling stock	Straight-line method	3-5 years
Leasehold improvements	Straight-line method	Over the term of the lease
Boat rental fleet	Straight-line method	15 years
Moulds	Straight-line method	25 years

Any item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales and proceeds and the carrying amount of the asset and is recognized in profit or loss.

Repairs and maintenance costs that do not improve or extend productive life are recognized in profit or loss in the period in which the costs are incurred.

Intangible assets and goodwill

Expenditure on research activities is recognized in net earnings as incurred.

Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in net earnings as incurred. The Company has not capitalized any development costs. When awarded with government grants and income tax credits, the Company recognizes the income either in net loss, netted with the related expenses, or as a reduction of the cost, when related with capitalized development expenditure.

Goodwill arising from business combinations is initially recognized when the fair value of the separately identifiable assets the Company acquired and liabilities the Company assumed is lower than the consideration paid (including the recognized amount of the non-controlling interest, if any). If the fair value of the consideration transferred is lower than that of the separately identified assets and liabilities, the Company immediately recognizes the difference as a gain in the consolidated statement of comprehensive loss.

Other intangible assets, including intellectual property, software, trade name, backlog and website that have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Intangible assets acquired in a business combination, including the NVG brand name recognized as part of the NVG acquisition (note 6), are initially measured at fair value at the acquisition date.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

Amortization is calculated over the cost of the asset less its residual value. Amortization is recognized in net earnings on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The estimated useful lives are as follows:

Asset type	Methods	Rates
Intellectual property	Straight-line method	10 years
Software	Straight-line method	7 years
Trade name	Straight-line method	5 years
Backlog	Straight-line method	3 years
Website	Straight-line method	5 years

Trade name includes the NVG brand name recognized on acquisition. Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

Intangible assets related to the Company’s intellectual property were impaired as at August 31, 2025 resulting in the recognition of an intangible asset impairment loss as at that date (note 13).

Impairment of non-financial assets

Non-financial assets other than goodwill

At the end of each reporting period, the Company reviews the carrying amounts of its non-financial assets, other than goodwill, to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount of the asset is estimated. Where it is not possible to estimate the recoverable amount of an individual asset, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash- generating unit”, or “CGU”).

Recoverable amount is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. If the recoverable amount of an asset or CGU is lower than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statement of comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised recoverable amount, to the extent that the carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized. A reversal of an impairment loss is recognized immediately in the consolidated statement of comprehensive loss.

Goodwill

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill is allocated to each of the Company’s CGU (or groups of CGUs) that is expected to benefit from the synergies of the combination. A CGU to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the CGU may be impaired. If the recoverable amount of the CGU is less than its carrying amount, the impairment loss is allocated first to reduce the goodwill allocated to the CGU and then, to reduce the carrying amounts of the other assets in the CGU on a pro-rata basis. Any impairment loss is recognized in the consolidated statement of comprehensive loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Goodwill recognized in connection with the NVG acquisition was allocated to the NVG CGU and was fully impaired as at August 31, 2025 (note 7).

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

Trade and other payables

These amounts represent liabilities for goods and services provided to the entity prior to the end of the financial year and which are unpaid. Due to their short-term nature, they are measured at amortized cost and are not discounted. The amounts are unsecured and are usually paid within 30 days of recognition.

Provisions

Provisions are recognized when the Company has a present obligation as a result of a past event, it is probable the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. If the time value of money is material, provisions are discounted using a current pre-tax rate specific to the liability. The increase in the provision resulting from the passage of time is recognized as a finance cost.

Onerous contracts

An onerous contract is a contract under which the unavoidable costs (i.e., the costs that the Company cannot avoid because it has the contract) of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfil it. The cost of fulfilling a contract comprises the costs that relate directly to the contract (i.e., both incremental costs and an allocation of costs directly related to contract activities).

When the Company has a contract that is onerous, the present obligation under the contract is recognized and measured as a provision. However, before a separate provision for an onerous contract is established, the Company recognizes any impairment loss that has occurred on assets used in fulfilling the contract.

Fair value measurement

When an asset or liability, financial or non-financial, is measured at fair value for recognition or disclosure purposes, the fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; and assumes that the transaction will take place either: in the principal market; or in the absence of a principal market, in the most advantageous market.

Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming they act in their economic best interests. For non-financial assets, the fair value measurement is based on its highest and best use. Valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, are used, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Assets and liabilities measured at fair value are classified into three levels, using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. Classifications are reviewed at each reporting date and transfers between levels are determined based on a reassessment of the lowest level of input that is significant to the fair value measurement.

Financial instruments

Classification and measurement of financial instruments

The Company measures its financial assets and financial liabilities at fair value on initial recognition, which is typically the transaction price unless a financial instrument contains a significant financing component. Subsequent measurement is dependent on the financial instrument’s classification which in the case of financial assets, is determined by the context of the Company’s business model and the contractual cash flow characteristics of the financial asset. Financial assets are classified into two categories: (1) measured at amortized cost and (2) fair value through profit and loss (“FVTPL”). Financial liabilities are subsequently measured at amortized cost at the effective interest rate, other than financial liabilities that are measured at FVTPL or designated as FVTPL where any change in fair value resulting from an entity’s own credit risk is recorded as other comprehensive income (“OCI”).

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

As part of the NVG acquisition (note 6), the Company issued the Initial Convertible Note and recognized the contingent consideration in the form of the Subsequent Convertible Note and the Real Estate Note. These instruments contain embedded conversion options that are not closely related to the debt host. In accordance with IFRS 9, the Company bifurcates these instruments into:

●	a debt host component, measured at amortized cost; and
●	an embedded derivative component, measured at FVTPL with fair value changes recognized in profit or loss.

The Company also recognizes a Proceeds receivable from related parties arising from the Real Estate Agreement associated with NVG (notes 6 and 21). This right to receive future net proceeds is classified as a financial asset measured at FVTPL, with changes in fair value recorded in profit or loss.

The Company assesses the classification of warrants to purchase common shares of the Company, whether the warrants issued meet the criteria of an equity instrument (i.e. the warrants would be settled by the issuance of fixed number of common shares of the Company at a fixed exercise price) or a financial liability. Since the exercise price of these warrants is denominated in U.S. dollars, while the functional currency of the Company is Canadian dollar, the value of the proceeds on exercise of the warrants is not fixed and will vary based on the foreign exchange rate movements. As such, the Company classified the warrants, other than warrants issued as compensation for goods and services, as derivative liabilities, measured at fair value at initial recognition and at each reporting period. Any changes in fair value are recorded as gain or loss in the consolidated statement of comprehensive loss. Refer to notes 20 and 28 for details on the warrants issued and outstanding for the year ended August 31, 2025, the derivative liabilities recorded and the assumptions used to determine the fair value.

Amortized cost

The Company classifies trade and other receivables, other financial assets, trade and other payables, other financial liabilities, floor plan financing, long-term debt and advances to/from related parties as financial instruments measured at amortized cost. The contractual cash flows received from the financial assets are solely payments of principal and interest and are held within a business model whose objective is to collect the contractual cash flows.

Fair value through profit and loss

The Company classifies debentures as financial instruments measured at fair value through profit and loss since the contractual cash flows received from the financial asset are not solely payments of principal and interest.

Impairment of financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets measured at amortized cost. The measurement of the loss allowance depends upon the Company’s assessment at the end of each reporting period as to whether the financial instrument’s credit risk has increased significantly since initial recognition, based on reasonable and supportable information that is available, without undue cost or effort to obtain. Where there has not been a significant increase in exposure to credit risk, a 12-month expected credit loss allowance is estimated. The amount of expected credit loss recognized is measured on the basis of the probability weighted present value of anticipated cash shortfalls over the life of the instrument discounted at the original effective interest rate. Impairment provisions for current and non-current trade receivables are recognized based on the simplified approach within IFRS 9 using a provision matrix in the determination of the lifetime expected credit losses.

Equity instruments

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issuance costs.

The Company’s Voting Common Shares, Pre-Funded Warrants and Contingent Share Issuance related to the NVG acquisition are classified as equity instruments.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

Revenue recognition

Revenue is recognized at an amount that reflects the consideration to which the Company is expected to be entitled in exchange for transferring goods or services to a customer. For each contract with a customer, the Company:

●	identifies the contract with the customer;
●	identifies the performance obligations in the contract;
●	determines the transaction price which takes into account estimates of variable consideration and the time value of money;
●	allocates the transaction price to separate performance obligations on the basis of relative stand-alone selling price of each distinct good or service to be delivered; and,
●	recognizes revenue when or as each performance obligation is satisfied in a manner that depicts the transfer to the customer of the goods or services promised.

The Company enters into contracts with customers, as well as distributor agreements with specific distributors for the sale of boats. Following the acquisition of NVG, the Company also generates revenue through its retail dealerships and service operations in the United States.

Sale of boats

The majority of the Company’s revenue is from contracts with customers for the sale of boats. Revenue from the sale of boats, including incidental shipping fees, is recognized from boat sales upon transfer of control of the boat to the customer, which is generally upon acceptance of the boat by the customer and the satisfaction of our performance obligation. The transaction price is determined with the customer at the time of sale. Customers may trade in a used boat to apply toward the purchase of a new or used boat. The trade-in is a type of noncash consideration measured at fair value, based on external and internal observable and unobservable market data and applied as payment to the contract price for the purchased boat. At the time of acceptance, the customer is able to direct the use of, and obtain substantially all of the benefits of the boat. Commissions are earned from a brokerage sale when the related brokerage transaction closes upon transfer of control of the boat to the customer, which is generally upon acceptance by the customer.

The Company recognizes customer deposits on the sale of boats as contract liabilities.

Sale of parts and boat maintenance

Revenue from parts and service operations (boat maintenance and repairs) is recognized over time as services are performed. Each boat maintenance and repair service is a single performance obligation that includes both the parts and labor associated with the service. Payment for boat maintenance and repairs is typically due upon the completion of the service, which is generally completed within a short period of time from contract inception. We satisfy our performance obligations, transfer control, and recognize revenue over time for parts and service operations because we are creating a contract asset with no alternative use and we have an enforceable right to payment for performance completed to date. Contract assets primarily relate to our right to consideration for work in process not yet billed at the reporting date associated with maintenance and repair services. We use an input method to recognize revenue and measure progress based on labor hours expended to satisfy the performance obligation at average labor rates. The Company has determined labor hours expended to be the relevant measure of work performed to complete the maintenance and repair service for the customer.

Boat rental and boat club membership revenue

Revenue from boat rentals is recognized at a point in time when the services are completed given the short-term rental period. Boat club membership revenue is recognized over time as the service is provided. These services are typically provided, and thus revenue is typically recognized, on a monthly basis.

The Company recognizes customer prepayments on boat rentals and boat club memberships as contract liabilities.

Other

Other revenue is recognized when it is received or when the right to receive payment is established.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

Contract liabilities

A contract liability is recognized if a payment is received, or a payment is due (whichever is earlier) from a customer before the Company transfers the related goods or services. Contract liabilities are recognized as revenue when the Company performs under the contract (i.e., transfers control of the related goods or services to the customer).

Share-based payments

The Company has a share option plan for key employees, consultants, advisors, officers and directors from which options to purchase common stock of the Company are issued. The Company also issues warrants to non- employees granting the right to purchase common stock of the Company at a determined exercise price. Share- based compensation costs are accounted for on a fair value basis, as measured at the grant date, using the Black- Scholes option pricing model taking into account the terms and conditions upon which the options were granted. An individual is classified as an employee when the individual is an employee for legal or tax purposes or provides services similar to those performed by an employee. In situations where options or warrants have been issued to non-employees and some or all of the services received by the Company can be specifically identified, the options or warrants are measured at the fair value of the services received. If the services cannot be specifically identified, the options or warrants are measured at the fair value of the options issued.

All share-based remuneration is ultimately recognized as an expense in profit or loss with a corresponding credit to contributed surplus. If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest. Any adjustment to cumulative share-based compensation resulting from a revision is recognized in the current period. The number of vested options ultimately exercised by holders does not impact the expense recorded in any period.

Foreign currency translation

The Company’s consolidated financial statements are presented in U.S. dollars. The functional currencies of the parent company and 7858078 Canada Inc. are the Canadian dollar while the functional currencies for NVG Holdings Inc., Nautical Ventures Group Inc., Nautical Ventures North LLC, Nautical Ventures Marine LLC, NV Marina LLC, Nautical Ventures West LLC, Nautical Ventures Panhandle LLC, EB Rental, Ltd., EB Rental Ventura Corp., EB Rental FL Corp., EBR Palm Beach Inc., Vision Marine Technologies Corp. are the U.S. dollar. The Company and its subsidiaries each determine their functional currency based on the currency of the primary economic environment in which they operate. Transactions denominated in a currency other than the functional currency of an entity are translated at the exchange rate in effect on the transaction date. The resulting exchange gains and losses are included in each entity’s net loss in the period in which they arise.

The Company’s Canadian operations are translated to the Company’s presentation currency, for inclusion in the consolidated financial statements. Monetary and non-monetary assets and liabilities of Canadian operations are translated at exchange rates in effect at the end of the reporting period and revenue and expenses are translated at exchange rates in effect at the transaction date. The resulting translation gains and losses are included in other comprehensive income with the cumulative gain or loss reported in accumulated other comprehensive income. On disposal of a Canadian operation, the component of OCI relating to that particular foreign operation is reclassified to profit or loss.

The exchange rates for the currencies used in the preparation of the consolidated financial statements were as follows:

	Exchange rate as at			Average exchange rate for year ended
	August 31,	August 31,	August 31,	August 31,	August 31,	August 31,
	2025	2024	2023	2025	2024	2023

Canadian dollar	0.7277	0.7412	0.7388	0.7161	0.7352	0.7426

Taxes

Tax expense comprises current and deferred tax. Tax is recognized in net loss except to the extent it relates to items recognized in other comprehensive income or directly in equity.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

Current tax

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax

Deferred taxes are the taxes expected to be payable or recoverable on differences between the carrying amounts of assets in the statement of financial position and their corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences between the carrying amounts of assets and their corresponding tax bases. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets in a transaction that affects neither the taxable profit nor the accounting profit.

The Company offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to equity holders of the Company by the weighted average number of common stock outstanding during the year.

Diluted income per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of common stock outstanding, adjusted for the effects of all dilutive potential common stock. For the purpose of calculating diluted earnings per share, the Company assumes the exercise of dilutive options, warrants and convertible financial instruments of the entity. The assumed proceeds from these instruments are regarded as having been received from the issue of common stock at the average market price of common shares during the period. The difference between the number of common shares issued and the number of common shares that would have been issued at the average market price of common shares during the period is treated as an issue of common shares for no consideration.

4. New accounting standards and interpretations

Effective as of September 1, 2024

Amendments to IAS 1 – Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1, Presentation of Financial Statements, to specify the requirements for classifying liabilities as current or non-current. In November 2022, the IASB issued further amendments delaying the effective date to annual reporting periods beginning on or after January 1, 2024. The amendments are required to be applied on a retrospective basis.

For the Company, the amendments became effective as of September 1, 2024, resulting in the reclassification of the Company’s derivative liabilities from long-term to current liabilities as described below. Comparative figures have also been adjusted to comply with the required retrospective application.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

Prior to the effective date of these amendments, the Company classified all of its derivative liabilities as long-term. See note 20 for details of the Company’s derivative liabilities. The Company’s derivative liabilities consist of the following instruments:

-	Warrants issued to common shareholders
-	Warrants issued to Series A Convertible Preferred shareholders
-	Warrants issued to Series B Convertible Preferred shareholders
-	Series A Convertible Preferred Shares
-	Series B Convertible Preferred Shares
-	Convertible option on consideration payable related to the NVG acquisition

As a result of the amendments to IAS 1, the derivative liabilities associated with the warrants issued to the common shareholders and the Series A and B Convertible Preferred shareholders as well as derivative liabilities associated with the Series A and B Convertible Preferred Shares and the convertible option on the consideration payable related to the NVG acquisition are required to be reclassified from long-term to current since the Company does not have an unconditional right to defer the settlement of these instruments for at least 12 months after the year-ends presented, namely August 31, 2024 and 2023.

The following table provides a reconciliation of the effect of the adoption of the amendments to IAS 1 on the current and non-current portion of the derivative liabilities as at August 31, 2024:

	Balance prior		Balance after
	to adoption	Changes	adoption
	$	$	$
Current portion of derivative liabilities	—	1,616,180	1,616,180

Long-term portion of derivative liabilities	1,616,180	(1,616,180)	—

The following table provides a reconciliation of the effect of the adoption of the amendments to IAS 1 on the current and non-current portion of the derivative liabilities as at August 31, 2023:

	Balance prior		Balance after
	to adoption	Changes	adoption
	$	$	$
Current portion of derivative liabilities	—	4,106,998	4,106,998

Long-term portion of derivative liabilities	4,106,998	(4,106,998)	—

Standards and interpretations not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

Amendments to IAS 21 - Effect of variations in exchange rates - Lack of interchangeability

In August 2023, the IASB issued amendments to IAS 21, The Effects of Changes in Foreign Exchange Rates, to specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows. The amendments will be effective for annual reporting periods beginning on or after 1 January 2025. Early adoption is permitted but will need to be disclosed. When applying the amendments, an entity cannot restate comparative information. The amendments are not expected to have a material impact on the Company’s financial statements.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new. IFRS 18 also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes. In addition, narrow-scope amendments have been made to IAS 7, Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards. IFRS 18, and the amendments to the other standards, are effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively. The Company is currently working to identify all impacts that the amendments will have on the primary financial statements and notes to the financial statements.

5. Significant accounting estimates and assumptions

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates.

Going concern uncertainty

In assessing whether the going concern assumption is appropriate and whether there are material uncertainties that raise substantial doubt about the Company’s ability to continue as a going concern, management must estimate future cash flows for a period of at least twelve months following the end of the reporting period by considering all relevant available information. This includes assumptions regarding liquidity management, integration of the NVG acquisition, expected improvements in cash flows, and the Company’s ability to raise additional financing. Given the difficulty in predicting future cash flows and the Company’s financing capacity in the current environment, management has concluded that material uncertainties exist that may cast substantial doubt upon the Company’s ability to continue as a going concern for at least the next twelve months.

Business combinations

The acquisition of NVG required significant estimates and assumptions in determining the fair values of assets acquired, liabilities assumed, contingent obligations, and the various forms of consideration transferred. This includes:

●	Identification and measurement of intangible assets, including customer relationships, brand, and proprietary technology, which require estimates of future cash flows, attrition rates, and discount rates.

●	Valuation of acquired inventories, which required adjustments to reflect estimated selling prices, completion costs, and expected obsolescence.

●	Fair value measurement of financial assets relating to the Real Estate Agreement (note 6) including the Proceeds receivable from related parties which is measured at FVTPL and required the use of valuation techniques.

●	Valuation of financial instruments forming part of the acquisition consideration, including the convertible notes that are issued and issuable if certain criteria are met, as well as the share consideration issuable if certain criteria are met, which required the use of valuation techniques such as discounted cash flow models and option pricing models.

●	Recognition of deferred tax liabilities arising from fair value adjustments.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

●	Goodwill measurement, which represents the residual value after allocating the fair value of identifiable assets and liabilities. Goodwill is sensitive to the assumptions used in these calculations.

These estimates involve significant judgment and are subject to change during the measurement period as additional information becomes available.

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The Company performed impairment testing on CGUs affected by the NVG acquisition and on historical CGUs. Management concluded that fair value less costs of disposal provides the most reliable measurement basis, using a discounted cash flow (“DCF”) analysis categorized within Level 3 of the fair value hierarchy.

As at August 31, 2025, goodwill recognized from the NVG acquisition is allocated to the NVG CGU which is expected to benefit from integration synergies. The recoverable amount is highly sensitive to the discount rates, projected cash flows, expected gross margins, and long-term growth rates used. For the year ended August 31, 2025, the Company recorded a goodwill impairment loss of $15,082,026 related to the NVG CGU. See note 7 for details.

As at August 31, 2024, all of the Company’s goodwill is allocated to the boat rental operation CGU, which represents the lowest level within the Company at which the goodwill is monitored for internal management purposes. For the year ended August 31, 2024, the Company recorded a goodwill impairment loss of $6,372,394. See note 7 for details.

The recoverable amount is sensitive to the discount rate used for the DCF model, as well as the expected future cash-inflows, gross profit and the growth rate used for extrapolation purposes. The post-tax discount rate used in the DCF is based on a weighted average cost of capital calculated using observable market-based inputs or a benchmark of a sample of representative publicly traded companies. The long-term growth rate used for extrapolation purposes is based on published research growth rates. Any reasonable negative change in the key assumptions used could cause the carrying value of the related CGU to exceed its recoverable amount.

Financial instruments measured at fair value

In measuring financial instruments at fair value, the Company makes estimates and assumptions, including estimates and assumptions about expected volatility, credit spreads, risk-free rates, estimated conversion probabilities, and timing of settlement. Financial instruments measured at fair value include instruments issued or issuable from the NVG acquisition (note 6), warrants classified as derivative liabilities (note 20) and investment in Limestone (note 10).

Provision for impairment of inventories

The carrying value of inventories acquired from NVG required significant estimation at the Acquisition Date to reflect adjustments for condition, expected sales value, obsolescence, and completion costs. Subsequent to acquisition, the Company assesses impairment based on recent sales experience, turnover rates, and expected realizable values. These estimates are inherently judgmental and subject to change.

Income tax

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

In assessing the recoverability of deferred tax assets, the Company relies on the same forecast assumptions used elsewhere in the financial statements.

Share-based payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instrument at the date at which they are granted. The fair value is determined by using the Black-Scholes model taking into account the terms and conditions upon which the instruments were granted. Judgment is exercised in determining the expected life and historical volatility. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities but may impact profit or loss and equity.

Lease term

The lease term is a significant component in the measurement of both the right-of-use asset and lease liability. Judgment is exercised in determining whether there is reasonable certainty that an option to extend the lease will be exercised, when ascertaining the periods to be included in the lease term. In determining the lease term, all facts and circumstances that create an economical incentive to exercise an extension option are considered at the lease commencement date. The Company reassesses whether it is reasonably certain to exercise an extension option if there is a significant event or significant change in circumstances.

Incremental borrowing rate

Where the interest rate implicit in the lease cannot be readily determined, an incremental borrowing rate is estimated to discount future lease payments to measure the present value of the lease liability at the lease commencement date. Such a rate is based on what the Company estimates it would have to pay a third party to borrow the funds necessary to obtain an asset of a similar value to the right-of-use asset, with similar terms, security and economic environment.

6. Business Combination – Acquisition of NVG

Description of the transaction

On June 20, 2025 (the “Acquisition Date”), the Company completed the acquisition of all of the issued and outstanding shares of NVG, a Florida-based recreational boat retailer and service company. NVG operates multiple locations focused on the sale of new and used boats, parts and accessories, and the provision of related maintenance and marine services.

The acquisition forms part of the Company’s strategy to expand its U.S. footprint, broaden its dealer and distribution network and create a platform to support the commercialization of its electric propulsion solutions. Following the acquisition, NVG and its subsidiaries are wholly owned subsidiaries of the Company and have been consolidated from June 20, 2025.

Consideration Transferred

In accordance with IFRS 3 Business Combinations, the Company measured the consideration transferred at fair value at the Acquisition Date. The total purchase consideration was determined to be $10,880,631, consisting of the following components:

Fair Value
Component	$
Initial Convertible Note	5,601,934
Subsequent Convertible Note	1,235,598
Real Estate Note	2,545,013
Share Consideration	1,498,086
10,880,631

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

The Initial Convertible Note is a convertible promissory note which was issued to Roger Moore, a related party (see note 21), at the Acquisition Date for $4 million, with a maturity date of June 20, 2027. The convertible note accrues interest at 6.0% per annum and has monthly interest payments of $20,000. The convertible note can be converted at anytime to Voting Common Shares of the Company at an exercise price of $8.624.

The Subsequent Convertible Note is a convertible promissory note which will be issued to Roger Moore, a related party (see note 21), for $2 million with a term of 36 months. The convertible note will accrue interest at 6.0% per annum and have monthly interest payments of $10,000. The convertible note will be convertible at anytime to Voting Common Shares of the Company at an exercise price of $8.624. The issuance is contingent on the outcome of certain legal claims against NVG. A 50% probability was assigned to the issuance of this instrument.

The Real Estate Note is a convertible promissory note which will be issued to Roger Moore, a related party (see note 21), for $2 million with a term of 36 months. The convertible note will accrue interest at 6.0% per annum and have monthly interest payments of $10,000. The convertible note will be convertible at anytime to Voting Common Shares of the Company at an exercise price of $8.624. The issuance is contingent on the completion of certain real estate transactions (see below Real Estate Agreement section).

The Share Consideration consists of up to 255,012 Voting Common Shares of the Company to be issued to Roger Moore, a related party (see note 21). The issuance is contingent on the completion of certain real estate transactions (see below Real Estate Agreement section).

The Initial Convertible Note, the Subsequent Convertible Note and the Real Estate Note contain embedded conversion features which require bifurcation into debt and option components in accordance with IAS 32 and IFRS 9. At the acquisition date, the fair value of each component was determined in accordance with IFRS 13 using valuation techniques consistent with those applied by an independent valuation specialist.

The debt components were valued using a discounted cash flow model based on the contractual interest and principal payments, discounted using credit-adjusted market yields reflective of Vision Marine’s estimated unsecured borrowing rate and observable credit spreads for CCC-rated U.S. Consumer Discretionary issuers with similar maturities. Where applicable, present-value adjustments were applied to instruments expected to be issued at a future date.

The conversion option components were valued using a Black-Scholes option pricing model, which incorporated Level 3 inputs including:

●	the Company’s quoted share price on the valuation date;

●	expected volatility based on historical daily, weekly and monthly volatility observations for the Company and comparable issuers;

●	risk-free interest rates derived from U.S. Treasury yields with maturities matching each instrument’s expected life;

●	expected terms to maturity consistent with the contractual lives of each instrument (adjusted for expected issuance timing where relevant);

●	a 0% dividend yield; and

●	for the Subsequent Convertible Note, a 50% probability weighting to reflect the contingent issuance conditions.

The Share Consideration was measured at fair value using the Company’s closing share price on June 20, 2025, adjusted for a discount for lack of marketability, determined with reference to put-option models and empirical restricted-stock studies.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

In accordance with IFRS 9, each note was bifurcated into a debt host and an embedded derivative, and the Share Consideration was classified as equity, as follows:

Initial Convertible Note

●	Long-term debt portion: $3,282,369
●	Derivative (option) portion: $2,319,565

Subsequent Convertible Note

●	Long-term debt portion: $695,572
●	Derivative (option) portion: $540,026

Real Estate Note

●	Long-term debt portion: $1,376,954
●	Derivative (option) portion: $1,168,059

Share consideration

●	Contributed surplus: $1,498,086

The debt components are measured at amortized cost and the embedded derivatives are measured at FVTPL (notes 20 and 21).

Real Estate Agreement

Prior to the acquisition, certain real estate previously used by NVG was transferred to entities controlled by the previous owner, Roger Moore, a related party (note 21). Concurrently with the acquisition, the Company entered into a Real Estate Agreement under which it may either:

●	acquire the equity of the real estate holding entities; or
●	approve a sale of the properties and receive the net proceeds (after selling costs and mortgages payable).

The Real Estate Note will be issuable if two of these properties are acquired or sold, while the Share Consideration will be issuable rateably as all of the real estate properties are acquired or sold. A 100% probability was assigned to the issuance of the Real Estate Note and the Share Consideration under the Real Estate Agreement.

Under the Real Estate Agreement, the Company is entitled to receive the net proceeds from the sale of six real estate properties owned by Marine Ventures LLC and related entities, all related parties (note 21). The Company recognized Proceeds receivable from related parties of $10,389,917 at the Acquisition Date, representing the fair value of its right to receive those proceeds.

The Proceeds receivable from related parties consists of an issued non-interest bearing demand note receivable from Marine Ventures LLC of $3,422,154 and a contingent receivable of $6,967,763. Both of these instruments represent a pass-through right to receive the net cash proceeds (gross sale price less selling costs and outstanding mortgage balances) upon the sale of each property. The total Proceeds receivable from related parties is therefore a non-interest-bearing contingent financial asset whose settlement is linked directly to the completion of the underlying property sales.

Because the cash flows associated with the Proceeds receivable from related parties are not fixed or solely payments of principal and interest, the contingent receivable is required to be measured at fair value through profit or loss under IFRS 9. At the Acquisition Date, the fair value of $6,967,763 reflected:

●	management’s estimate of expected net proceeds from all six properties;

●	the expected timing of property sales through December 31, 2025);

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

●	probability-adjusted outcomes consistent with market participant assumptions; and

●	discounting of the estimated cash flows using a credit-adjusted discount rate of 18.6% to reflect both counterparty credit risk and the lack of a contractual interest feature.

Because the financial asset is measured at fair value through profit or loss, no amortized cost carrying amount is recorded, and subsequent changes in fair value are recognized in profit or loss in accordance with IFRS 9.

A 100% probability was assigned to realization of the Proceeds receivable from related parties based on the valuations and sales processes in place at the acquisition date.

In addition, it is classified as a current receivable due from a related party (note 21).

Identifiable assets acquired and liabilities assumed

The purchase price allocation (“PPA”) was performed in accordance with IFRS 3. Except as noted below, the carrying values of assets and liabilities approximate their fair values. A brand name intangible asset was identified and valued using a relief-from-royalty method. Dealer agreements were not recognized as intangible assets because the manufacturers retain termination rights and the agreements do not meet the control or separability criteria under IFRS 3.

The identifiable assets acquired and liabilities assumed at fair value as at June 20, 2025 are summarized below:

Fair Value
Item	$
Cash and cash equivalents	1,869,559
Trade and other receivables	487,909
Inventories	35,137,729
Prepaid expenses and deposits to suppliers	656,996
Right-of-use assets	7,144,395
Property and equipment	2,313,826
Intangible asset	270,448
Proceeds receivable from related parties	10,389,917
Other financial assets	84,924
Trade and other payables	(6,584,138)
Contract liabilities	(4,675,341)
Floor plan financing	(41,974,306)
Lease liabilities	(7,213,676)
Long-term debt	(2,037,968)
Deferred income tax liability	(71,669)
Net identifiable assets (liabilities)	(4,201,395)

The reconciliation to the consideration transferred is as follows:

$
Net identifiable assets (liabilities)	(4,201,395)
Goodwill arising on acquisition	15,082,026
Total consideration transferred	10,880,631

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

Identifiable intangible assets

The NVG brand name was the only separately identifiable intangible asset recognized as part of the business combination. It was valued using a relief-from-royalty method under IFRS 13 based on:

●	an applied royalty rate of 0.1% of revenues;
●	a discount rate of 15%; and
●	an estimated useful life of 5 years.

The brand name is amortized on a straight-line basis over its estimated useful life and is included within “Trade name” in note 13. Dealer and franchise agreements were reviewed but were not recognized as separate intangible assets because they are non-transferable and revocable at the discretion of the grantors.

Goodwill arising on acquisition

Goodwill of $15,082,026 was recognized as the excess of the total consideration transferred over the net fair value of identifiable assets acquired and liabilities assumed. Goodwill reflects:

●	expected synergies from integrating NVG’s retail platform with the Company’s electric propulsion offerings;
●	the value of NVG’s assembled workforce and dealer relationships; and
●	anticipated growth opportunities in the U.S. recreational marine market.

Goodwill arising from the NVG acquisition was allocated to the NVG CGU, which forms part of the Company’s marine retail and distribution operations.

Deferred income tax liability

A deferred income tax liability of $71,669 was recognized on temporary differences arising from the fair value adjustments recorded in the purchase price allocation, primarily related to the brand name.

Goodwill impairment

As at August 31, 2025, the Company performed an impairment test of the NVG CGU. Based on a value-in-use and fair-value-less-costs-of-disposal analysis using updated cash-flow projections and market assumptions, the recoverable amount of the CGU was determined to be lower than its carrying amount.

The Company therefore recognized a goodwill impairment loss of $15,082,026, fully writing off the goodwill recognized on the NVG acquisition. See note 7 for details.

Acquisition-related costs

Acquisition-related legal, advisory and due diligence costs were expensed as incurred and are included within professional fees in the consolidated statement of comprehensive loss for the year ended August 31, 2025.

NVG contribution to results

From June 20, 2025 to August 31, 2025, NVG contributed approximately $12.8 million of revenue, $4.7 million of gross profit and a net loss of $0.5 million to the Company’s consolidated results.

If the acquisition had occurred on September 1, 2024, management estimates that consolidated revenues for the year ended August 31, 2025 would have been approximately $76.5 million, and the consolidated net loss would have been approximately $53.1 million. Excluding a provision for impairment of inventories of approximately $20.6 million that was taken by NVG immediately before the Acquisition Date, the consolidated net loss would have been approximately $32.5 million. These pro-forma amounts are based on NVG’s historical results, adjusted to reflect differences in accounting policies and acquisition-related financing effects.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

7. Goodwill

Goodwill related to NVG CGU

Goodwill impairment test as at August 31, 2025

Goodwill arising from the acquisition of NVG is allocated to a single CGU, which represents the lowest level within the Company at which goodwill is monitored for internal management purposes. The Company tests goodwill for impairment annually, or more frequently if events or circumstances indicate that the carrying value of the CGU may be impaired.

As at August 31, 2025, the Company completed its annual impairment test on the carrying value of goodwill associated with the NVG CGU in accordance with IAS 36. As at the testing date, the Company determined that the carrying amount of the NVG CGU exceeded its recoverable amount. Accordingly, the Company recorded a goodwill impairment loss of $15,082,026 for the fiscal year ended August 31, 2025. Following recognition of this impairment loss, the carrying amount of goodwill associated with the NVG CGU was reduced to nil as at August 31, 2025.

The recoverable amount of the NVG CGU was determined as the higher of its fair value less costs of disposal (“FVLCD”) and its value in use (“VIU”). Consistent with the impairment indicators since the Acquisition Date, management concluded that the VIU calculation produced a negative recoverable amount due to declining operating performance. As such, the recoverable amount was determined based on the fair value less costs of disposal approach.

The FVLCD was estimated using an adjusted net asset value methodology. Under this approach, the carrying values of working capital, property and equipment, right-of-use assets, and security deposits were assessed to approximate fair value. No additional value was attributed to goodwill, as forecasted cash flows did not support any recoverable amount beyond the fair value of identifiable net assets. The brand intangible asset was assessed to approximate its fair value based on a market participant analysis.

The impairment test incorporated the following key inputs and assumptions:

●	Cash flow projections prepared by management reflecting the NVG CGU’s most recent financial performance and expectations of declining profitability in the near term.
●	Discount rate (post-tax) between 14.5% and 16.0%, with a midpoint of 15.3%, consistent with observable market data for comparable public companies.
●	A terminal long-term growth rate of 2.0%.
●	A determination that the VIU methodology did not support any recoverable goodwill due to negative enterprise value results.

In performing its analysis, management revised downward the forecasted revenue and earnings before interest, taxes, depreciation and amortization (“EBITDA”) levels of the NVG CGU due to:

●	continued underperformance at certain dealership locations;
●	reduced margins and increasing inventory financing costs;
●	overall weakness in the recreational boating market; and
●	the absence of observable market transactions supporting a higher enterprise valuation.

When considered in aggregate, these factors reduced the CGU’s recoverable amount below the carrying amount of its allocated goodwill, resulting in the full impairment recognized during the period.

Given that the recoverable amount under both the FVLCD and VIU methodologies did not support the carrying value of goodwill, any reasonably possible change in the key assumptions used in the calculations would still result in the recognition of the impairment loss.

Goodwill related to boat rental operation CGU

On June 3, 2021, the Company completed the acquisition of EB Rental Ltd. (“EBR”) by acquiring all the issued and outstanding shares of 7858078 Canada Inc. EBR operates an electric boat rental operation located in Newport beach, California, with a fleet of over 20

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

ships. All boats operated by EBR are supplied by the Company, which offers the Company the ability to showcase its products and provide brand awareness. Before the acquisition, the Company and EBR were related through common ownership.

EBR was acquired for cash consideration of $4,582,367, financed entirely by the Company’s available cash on hand, and equity consideration of approximately $2,874,000 representing 211 shares at $13,621.50 per share.

Goodwill impairment test as at February 29, 2024

Assets that have an indefinite life, such as goodwill, are tested annually by the Company for impairment, or more frequently if events or circumstances indicate there may be impairment. During the three-month period ended February 29, 2024, the Company noted certain events and circumstances which indicated that there may be an impairment of the goodwill associated with its boat rental operation CGU (see detailed description below).

As a result of these triggering events and circumstances, the Company performed an impairment analysis for the boat rental operation CGU as at February 29, 2024. As a result of this analysis, the Company determined that the carrying amount of the goodwill associated with the boat rental operation CGU exceeded its recoverable amount and, accordingly, the Company recorded a goodwill impairment loss of $3,149,595 for the six-month period ended February 29, 2024. As a result of this loss, the carrying amount of the goodwill associated with this CGU had been reduced to $4,002,929 as at February 29, 2024 (August 31, 2023 - $7,152,524). Note that the goodwill was further reduced to $3,222,799 on April 25, 2024 following the sale of EB Rental, Ltd. See note 32 for details.

The recoverable amount was determined based on the fair value less costs of disposal approach using a discounted cash flow model. The fair value measurement is categorized within Level 3 of the fair value hierarchy. The model included forecasted cash flows based on updated financial plans prepared by management covering a five-year period taking into consideration future investments and expansion activities that will enhance the performance of the assets of the CGU and the following key assumptions:

-	Expected EBITDA as a percentage of revenues for the CGU of 12.7% for the remainder of 2024, 15.8% in 2025, 19.3% in 2026, 19.9% in 2027, 20.7% in 2028 and 21.5% in 2029 and thereafter.
-	Expected working capital cash absorption ratio for the CGU of 20% of annual incremental sales increases.
-

Expected annual capital expenditure needs for the CGU of $56,500 for the remainder of 2024, $126,000 in 2025, $346,800 in 2026, $594,259 in 2027, $229,820 in 2028, $234,310 in 2029 and $238,876 annually thereafter.

The discounted cash flow model was established using a post-tax discount rate of 28.0% based on the weighted average cost of capital calculated using observable market-based inputs or benchmark of a sample of representative publicly traded companies. The terminal growth rate of 2% used is based on published long-term growth rates. Any reasonable negative change in these key assumptions could cause additional impairment of the CGU.

In prior periods, management had based its selection of assumptions upon its assessment of the ability of the CGU to maintain the levels of growth and profitability experienced during the COVID-19 pandemic, despite the unfavourable weather conditions experienced in its key markets over the course of the fiscal year ended August 31, 2023. However, continued unfavourable weather conditions and a recent general downturn in the boating industry have had a negative impact on the CGU’s revenues and EBITDA over the first six months of the current fiscal year. In addition, management’s attempts to sell all or a portion of the Company’s boat rental operation over the current quarter have been largely unsuccessful, indicating a possible decline in value of the CGU. Therefore, the impairment charge was the result of management’s revised assumptions related to revenues and the expected EBITDA as a percentage of sales taking into account the current economic environment.

Annual goodwill impairment test as at August 31, 2024

During the three-month period ended August 31, 2024, the Company conducted its annual impairment test on the carrying value of the goodwill associated with the boat rental operation CGU in accordance with the requirements under IFRS. As a result of this analysis, the Company determined that the carrying amount of the goodwill associated with the boat rental operation CGU exceeded its recoverable amount and, accordingly, the Company recorded an additional goodwill impairment loss of $3,222,799 for the fiscal year ended August 31, 2024, which was recognized during the three-month period ended August 31, 2024. As a result of this loss, the carrying amount of the goodwill associated with this CGU has been reduced to nil as at August 31, 2024 (August 31, 2023 - $7,152,524).

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

The recoverable amount was determined based on the fair value less costs of disposal approach using a discounted cash flow model. The fair value measurement is categorized within Level 3 of the fair value hierarchy. The model included revised forecasted cash flows based on updated financial plans prepared by management covering a five-year period taking into consideration the performance of the CGU since the previous impairment test conducted as at February 29, 2024. The following key assumptions were used:

-	Expected EBITDA as a percentage of revenues for the CGU of -11% in 2025, 4% in 2026, and 10% in 2027 and thereafter.
-	Expected working capital cash absorption ratio for the CGU of 10% of annual incremental sales increases.
-	Expected annual capital expenditure needs for the CGU of $185,000 in 2025, $98,040 in 2026, $47,000 in 2027, $63,000 in 2028, $71,000 in 2029 and $71,680 annually thereafter.

The discounted cash flow model was established using a post-tax discount rate of 29.0% based on the weighted average cost of capital calculated using observable market-based inputs or benchmark of a sample of representative publicly traded companies. The terminal growth rate of 2% used is based on published long-term growth rates.

When reviewing the performance of the boat rental operation CGU since the sale of EB Rental, Ltd. (note 29), management determined that the forecasted cash flows used for the impairment test as at February 29, 2024 were overly optimistic. Specifically, management revised downward the forecasted revenues and EBITDA in future periods due to continued unfavourable weather conditions, particularly in the peak summer months. It has now become more likely than not that such weather conditions will be the norm rather than an anomaly as was determined in the past. In addition, the boat rental operation at Palm Beach, Florida has also had to deal with more days of high winds and tides due to its closer proximity to the ocean which has resulted in its inability to operate on those days. Finally, the opening of the Dania Beach, Florida facility has been delayed by a further three months than previously forecasted which had a negative impact on the forecasted cash flows. Therefore, as a result of these new factors, management revised its assumptions related to revenues and the expected EBITDA as a percentage of sales which resulted in the goodwill impairment loss.

8. Trade and other receivables

	2025	2024
	$	$
Trade receivables	424,686	19,437
Sales taxes receivable	52,518	77,289
Other receivables	5,980	6,050
	483,184	102,776

Trade receivable disclosed above include amounts that are past due at the end of the reporting period for which the Company has not recognized an allowance for expected credit losses because there has not been a significant change in credit quality and the amounts are still considered recoverable.

As at August 31, 2025, trade receivables of $424,686 (2024 – $19,437) were past due but not impaired. They relate to customers with no default history. The aging analysis of these receivables is as follows:

	2025	2024
	$	$
0 – 30	83,975	—
31 – 60	42,775	16,013
61 – 90	—	—
91 and over	297,936	3,424
	424,686	19,437

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

There were no movements in the allowance for expected credit losses for the fiscal years ended August 31, 2025 and August 31, 2024.

9. Inventories

	2025	2024
	$	$
Raw materials	6,037,481	4,044,871
Work-in-process	1,570,095	284,610
Finished goods	29,264,071	273,059
	36,871,647	4,602,540

For the year ended August 31, 2025, inventories recognized as an expense amounted to $9,066,062 (2024 – $1,688,107; 2023 – $2,995,504).

For the year ended August 31, 2025, cost of sales includes depreciation of $37,177 (2024 – $140,150; 2023 - $350,494).

For the year ended August 31, 2025, prepaid expenses included deposits to suppliers for future inventory purchases of $2,693,822 (2024 – $1,325,647).

10. Investment in Limestone

On May 14, 2021, the Company subscribed for and purchased 3,400 senior unsecured subordinated convertible debentures of The Limestone Boat Company Limited (“Limestone”), a publicly traded company listed under the trading symbol “BOAT” on the TSX Venture Exchange (the “Debentures”), for an aggregate amount of $2,807,829.

The Debentures bear interest at a rate of 10% per annum, payable annually in arrears, and have a 36-month term (the “Term”). The Debentures are convertible at any time at the option of the Company into common shares of Limestone (“Common Shares”) at a conversion price of $0.30 (C$0.36) per Common Share (the “Conversion Price”). If at any time following 120 days from the date of issuance of the Debentures (the “Closing Date“) and prior to the date that is 30 days prior to the end of the Term, the volume weighted average closing price of the Common Shares on the TSX Venture Exchange, or such other exchange on which the Common Shares may be listed, is equal to or higher than $0.41 (C$0.50) per Common Share for 20 consecutive trading days, Limestone may notify the Company that the Debentures will be automatically converted into Common Shares at the Conversion Price 30 days following the date of such notice.

The Debentures are carried at fair value through profit and loss and are considered as Level 2 financial instruments in the fair value hierarchy.

On January 20, 2023, Limestone announced that Limestone’s U.S. subsidiaries filed for voluntary petitions for relief under Chapter 7 of the Bankruptcy Code in the U.S. Bankruptcy Court for the Middle District of Tennessee. As a result, the Company recorded an impairment on the entire value of the Debentures at the amount $1,958,514 for the year ended August 31, 2023.

For the year ended August 31, 2025, the Company recorded a gain of nil (2024 - nil; 2023 – $65,996) for the change in fair value of the Debentures and interest income of nil (2024 - nil; 2023 - $84,167) in net loss as a net financial income (expense).

On July 18, 2023, the Company agreed with Limestone to convert the Debentures into common shares of Limestone at a conversion price of $0.054 (C$0.071), which was approved by the shareholders of Limestone and awaiting the issuance of the Company’s shareholder certificate. The Company maintained the fair value of its investment in Limestone at nil as at August 31, 2025.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

11. Right-of-use assets

	Premises	Moulds	Rolling stock	Total
	$	$	$	$
Cost
Balance at August 31, 2023	2,873,616	—	34,033	2,907,649
Additions	—	49,983	126,037	176,020
Disposals	(1,636,611)	—	—	(1,636,611)
Deconsolidation on sale of subsidiary	(1,130,225)	—	(34,033)	(1,164,258)
Currency translation	—	—	—	—
Balance at August 31, 2024	106,780	49,983	126,037	282,800
Additions	—	—	87,604	87,604
Disposals	—	—	(57,747)	(57,747)
Business acquisition	8,120,517	—	—	8,120,517
Currency translation	—	(799)	(1,471)	(2,270)
Balance at August 31, 2025	8,227,297	49,184	154,423	8,430,904

Accumulated Depreciation
Balance at August 31, 2023	1,100,053	—	23,633	1,123,686
Depreciation	388,010	6,248	52,793	447,051
Disposals	(903,909)	—	—	(903,909)
Deconsolidation on sale of subsidiary	(546,336)	—	(31,011)	(577,347)
Balance at August 31, 2024	37,818	6,248	45,415	89,481
Depreciation	241,431	24,535	53,075	319,041
Disposals	—	—	(24,061)	(24,061)
Business acquisition	976,122	—	—	976,122
Balance at August 31, 2025	1,255,371	30,783	74,429	1,360,583
Net carrying amount
As at August 31, 2024	68,962	43,735	80,622	193,319
As at August 31, 2025	6,971,926	18,401	79,994	7,070,321

During the year ended August 31, 2025, the Company acquired NVG which resulted in the acquisition of the subsidiary’s right-of-use assets. As a result, the Company acquired right-of-use assets with a net book value of $7,144,395 (note 6).

During the year ended August 31, 2024, the Company sold its subsidiary EB Rental, Ltd., which resulted in the deconsolidation of the subsidiary’s right-of-use assets. As a result, the Company deconsolidated right-of-use assets with a net book value of $586,911 (note 32).

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

12. Property and equipment

	Machinery		Office
	and	Rolling	equipment &		Leasehold	Boat
	equipment	stock	furnishings	Moulds	improvements	rental fleet	Total
	$	$	$	$	$	$	$
Cost
Balance at August 31, 2023	301,856	39,727	19,209	699,544	268,962	891,722	2,221,020
Additions	22,863	2,289	—	175,416	7,412	236,447	444,427
Disposals	—	(6,573)	—	(46,425)	—	(267,498)	(320,496)
Transferred to inventory	—	—	—	—	—	(113,000)	(113,000)
Deconsolidation on sale of subsidiary	—	—	—	—	—	(533,982)	(533,982)
Currency translation	401	30	19	2,004	599	761	3,814
Balance at August 31, 2024	325,120	35,473	19,228	830,539	276,973	214,450	1,701,783
Additions	185,167	—	4,379	—	32,853	4,948	227,347
Disposals	—	—	—	—	—	—	—
Transferred to inventory	—	—	—	—	—	(86,455)	(86,455)
Business acquisition	2,367,675	758,754	392,113	—	311,969	—	3,830,511
Currency translation	(2,146)	(152)	(47)	(13,072)	(2,121)	(3,833)	(21,371)
Balance at August 31, 2025	2,875,816	794,075	415,673	817,467	619,674	129,110	5,651,815

Accumulated depreciation
Balance at August 31, 2023	179,068	26,532	13,332	85,062	85,572	59,083	448,649
Depreciation	28,554	3,389	3,242	30,353	75,358	49,868	190,764
Disposals	—	(2,765)	—	(540)	—	(27,905)	(31,210)
Transferred to inventory	—	—	—	—	—	(15,606)	(15,606)
Deconsolidation on sale of subsidiary	—	—	—	—	—	(60,796)	(60,796)
Balance at August 31, 2024	207,622	27,156	16,574	114,875	160,930	4,644	531,801
Depreciation	102,318	27,476	21,867	32,409	94,793	22,736	301,599
Disposals	—	—	—	—	—	—	—
Transferred to Inventory	—	—	—	—	—	(5,325)	(5,325)
Business acquisition	758,843	476,157	196,172	—	85,513	—	1,516,685
Balance at August 31, 2025	1,068,783	530,789	234,613	147,284	341,236	22,055	2,344,760

Net carrying amount
As at August 31, 2024	117,498	8,317	2,654	715,664	116,043	209,806	1,169,982
As at August 31, 2025	1,807,033	263,286	181,060	670,183	278,438	107,055	3,307,055

During the year ended August 31, 2025, the Company acquired NVG which resulted in the acquisition of the subsidiary’s property and equipment. As a result, the Company acquired property and equipment with a net book value of $2,313,826 (note 6).

During the year ended August 31, 2024, the Company sold its subsidiary EB Rental, Ltd., which resulted in the deconsolidation of the subsidiary’s property and equipment. As a result, the Company deconsolidated property and equipment with a net book value of $473,186 (note 32).

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

13. Intangible assets

	Intellectual			Trade
	Property	Software	Patents	name	Backlog	Website	Total
	$	$	$	$	$	$	$
Cost
Balance at August 31, 2023	770,363	76,026	—	77,327	62,794	14,872	1,001,382
Additions	—	—	46,932	—	—	—	46,932
Currency translation	1,862	155	—	8	—	—	2,025
Balance at August 31, 2024	772,225	76,181	46,932	77,335	62,794	14,872	1,050,339
Additions	—	—	99,407	—	—	—	99,407
Business acquisition	—	—	—	270,448	—	—	270,448
Currency translation	(7,542)	270	(1,403)	26	—	—	(8,649)
Balance at August 31, 2025	764,683	76,451	144,936	347,809	62,794	14,872	1,411,545

Accumulated depreciation
Balance at August 31, 2023	199,640	28,627	—	26,590	28,258	5,206	288,321
Depreciation	76,723	9,577	947	15,465	12,559	2,974	118,245
Balance at August 31, 2024	276,363	38,204	947	42,055	40,817	8,180	406,566
Depreciation	82,806	10,337	8,464	26,182	12,560	2,976	143,325
Impairment loss	380,457	—	—	—	—	—	380,457
Balance at August 31, 2025	739,626	48,541	9,411	68,237	53,377	11,156	930,348

Net carrying amount
As at August 31, 2024	495,862	37,977	45,985	35,280	21,977	6,692	643,773
As at August 31, 2025	25,057	27,910	135,525	279,572	9,417	3,716	481,197

During the fiscal year ended August 31, 2025, the Company completed seven (2024 – five) patent applications for a cash consideration of $99,407 (2024 - $46,932).

During the year ended August 31, 2025, the Company acquired NVG which resulted in the recognition of the subsidiary’s brand name as an intangible asset valued at $270,448 (note 6).

During the year ended August 31, 2025, the Company identified indicators of impairment relating to the intellectual property (“IP”) associated with its E-Motion™ Electric Powertrain System. The impairment is primarily due to the limited historical revenues generated from this technology and updated cash flow projections. In accordance with IAS 36, Impairment of Assets, the Company estimated the recoverable amount of the IP as the higher of value-in-use and fair value less costs of disposal. In addition, the Company performed a calculation of the recoverable amount using an income approach under the relief-from-royalty method. Based on this analysis, the recoverable amount of the IP was determined to be $25,057, compared to a carrying amount of $411,690, resulting in the recognition of an impairment loss of $380,457 during the year. The impairment has been recorded in profit or loss.

14. Credit facility

The Company had an authorized line of credit of $181,924 (C$250,000), renewable annually, bearing interest at prime rate plus 1%, secured by a first ranking movable hypothec of $545,772 (C$750,000) on all present and future accounts receivable and inventory. Effective March 31, 2024, the line of credit was not renewed and closed. As at August 31, 2025, the Company has drawn an amount of nil (2024 – nil; 2023 - $114,518) on the line of credit.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

15. Trade and other payables

	2025	2024
	$	$
Trade payables	8,050,660	2,878,378
Related party interest payable (note 21)	6,058	—
Salaries, vacation and other employee benefits payables	551,072	455,480
	8,607,790	3,333,858

16. Contract liabilities

	2025	2024
	$	$
Opening balance	613,477	1,341,508
Payments received in advance	12,195,155	679,903
Payments reimbursed	(16,000)	—
Transferred to revenues	(11,781,960)	(732,304)
Business acquisition	4,675,341	—
Deconsolidation on sale of subsidiary	—	(677,535)
Currency translation	(11,143)	1,905
Closing balance	5,674,870	613,477

17. Lease liabilities

	2025	2024
	$	$
Opening balance	192,566	1,951,824
Additions	87,604	176,020
Repayment	(492,496)	(480,199)
Interest on lease liability	41,478	85,676
Lease termination	(34,926)	(860,313)
Business acquisition	7,213,676	—
Deconsolidation on sale of subsidiary	—	(683,804)
Currency translation	(2,311)	3,362
Closing balance	7,005,591	192,566

Current	1,666,853	90,488
Non-current	5,338,738	102,078
	7,005,591	192,566

Future undiscounted lease payments as at August 31, 2025 are as follows:

$
Less than one year	2,239,361
One to five years	6,212,573
8,451,934

Included in rent expense is $736,509 of short-term lease expense (2024 – $673,136, 2023 - $94,698). The lease liabilities have a weighted average interest rate of 7.93% (2024 – 5.01%, 2023 – 5.79%).

18. Floor plan financing

The Company finances most of its new and certain of its used boat inventory through standardized floor plan facilities with either various financial institutions and manufacturer-affiliated finance companies or directly with individual manufacturer-affiliated finance

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

companies and other lending institutions. The new and used boat floor plan facilities bear interest at variable rates based on either SOFR or prime rates, depending on the lender arrangement. The weighted average interest rate on floor plan facilities was 9.7% as of August 31, 2025. The new and used boat floor plan facilities are collateralized by boat inventory and other assets. The vehicle floor plan facilities contain a number of covenants, including, among others, covenants restricting the Company with respect to the creation of liens and changes in ownership, officers and key management personnel.

Prior to the Acquisition Date (note 6), NVG had not been compliant with all covenants of its floor plan and mortgage lenders due to the change of ownership when NVG purchased 86% of the shares held by a founding shareholder in 2023 as well as the change of ownership that has occurred with acquisition of 100% of NVG by the Company. In addition, NVG had not been compliant with the covenant requiring threshold Debt Service Coverage Ratios due to the reduced margins throughout 2024 caused by excessive dealer inventory levels, fierce competition and high floor plan interest triggering technical defaults with five of its lenders, namely:

●	Wells Fargo Commercial Finance
●	Bank of Montreal (BMO)
●	Valley National Bank
●	Shore Premier/Centennial Bank
●	Northpoint Commercial Finance

At the Acquisition Date, all of the above lenders, except for Wells Fargo Commercial Finance, had consented to the change of ownership and signed forbearance agreements as the Company regains profitability and updates documentation with all lenders post-acquisition. The floor plan owed to Wells Fargo Commercial Finance in the amount of $1,907,751 was assumed by one of the Company’s suppliers, Beneteau Group.

The table below summarizes the movement in the floor plan financing during the fiscal years ended August 31, 2025 and 2024:

	2025	2024
	$	$
Opening balance	—	—
Proceeds received from floor plan lenders	1,069,341	—
Payments reimbursed to floor plan lenders	(10,531,983)	—
Business acquisition	41,974,306	—
Closing balance	32,511,664	—

19. Long-term debt

	2025	2024
	$	$
Term loans, bearing interest at rates varying between 9.44% and 13.87%, repayable in monthly instalments of $13,609, ending December 2026	189,864	339,960
Equipment loan bearing interest at 7% per annum repayable in monthly instalments of $8,154 maturing July 11, 2030	397,680	—
Equipment loan bearing interest at 6.75% per annum repayable in monthly instalments of $15,947 maturing June 1, 2030	775,740	—
Promissory note bearing interest at variable rates repayable in monthly instalments of $25,000 maturing May 15, 2026	200,042	—
Small Business Administration interest-free loan bearing repayable in monthly instalments of $1,000	149,029	—
Equipment loans from First Horizon Bank averaging interest at 4.53% with varying maturities extending between September 2025 and January 2028	252,795	—
Automobile loans bearing interest at rates varying between 0% to 1.9% per annum extending between May 2026 and February 2028	65,845	—
	2,030,995	339,960
Current portion of long-term debt	657,110	75,159
	1,373,885	264,801

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

20. Derivative liabilities

Warrants issued to common shareholders

On January 19, 2023, as part of a share subscription, the Company issued warrants with the option to purchase 412 Voting Common Shares of the Company for a period of three years from the grant date at an original exercise price of $5,683.50.

On February 17, 2023, as part of a share subscription, the Company issued warrants with the option to purchase 353 Voting Common Shares of the Company for a period of three years from the grant date at an original exercise price of $5,683.50.

On April 19, 2023, as part of a share subscription, the Company issued warrants with the option to purchase 283 Voting Common Shares of the Company for a period of three years from the grant date at an original exercise price of $5,683.50.

On June 16, 2023, as part of a share subscription, the Company issued warrants with the option to purchase 367 Voting Common Shares of the Company for a period of three years from the grant date at an original exercise price of $5,467.50.

On August 2, 2023, as part of a share subscription, the Company issued warrants with the option to purchase 368 Voting Common Shares of the Company for a period of three years from the grant date at an original exercise price of $5,467.50.

On September 20, 2023, as part of a share subscription (note 23), the Company issued warrants with the option to purchase 277 Voting Common Shares of the Company for a period of three years from the grant date at an original exercise price of $5,467.50.

On December 13, 2023, the Company agreed to reduce the exercise price of 2,060 of its previously issued warrants to $1,417.50. For the fiscal year ended August 31, 2025, the Company recorded a loss of nil (2024 - $652,766) related to the re-pricing of these instruments in net finance income (note 25).

On January 14, 2025, as part of a share subscription (note 23), the Company issued warrants with the option to purchase 235,320 Voting Common Shares of the Company for a period of five and a half years from the grant date at an exercise price of $15.00.

The table below lists the assumptions used to determine the fair value of these warrant grants or issuances. Volatility is based on the historical share price volatility of the Company and other public companies with characteristics similar to the Company.

	Original			Risk-free
	Exercise	Market	Expected	interest	Expected
	price	price	volatility	rate	life
Issuance date	$	$	%	%	[years]
January 19, 2023	5,683.50	5,683.50	100	3.4	3
February 17, 2023	5,683.50	6,061.50	100	4.0	3
April 19, 2023	5,683.50	5,595.75	75	3.9	3
June 16, 2023	5,467.50	5,616.00	75	4.1	3
August 2, 2023	5,467.50	5,184.00	75	4.8	3
September 20, 2023	5,467.50	4,428.00	75	4.8	3
January 14, 2025	15.00	14.00	99	4.4	5.5

		Number of	Weighted average
	Revised	warrants	remaining
	Exercise price	outstanding	contractual life
Issuance date	$	#	[years]
January 19, 2023	1,417.50	412	0.39
February 17, 2023	1,417.50	353	0.47
April 19, 2023	1,417.50	283	0.63
June 16, 2023	1,417.50	367	0.79
August 2, 2023	1,417.50	368	0.92
September 20, 2023	1,417.50	277	1.05
January 14, 2025	15.00	235,320	4.88

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

As at August 31, 2025, the derivative liabilities related to the warrants issued to common shareholders amounted to $125,227 (2024 – $22,655). For the fiscal year ended August 31, 2025, the Company allocated transaction costs of $343,164 related to the warrants issued to common shareholders during the period, which were recorded in net finance expense (income) (2024 - $109,898) (note 25).

The table below summarizes the movement in the derivative liabilities related to the warrants issued to common shareholders during the fiscal years ended August 31, 2025 and 2024:

	As at	As at
	August 31,	August 31,
	2025	2024
	$	$
Opening balance	22,655	4,106,998
Additions	2,215,564	570,336
Effect on fair value of repricing of warrants	—	652,745
Change in estimate of fair value	(2,181,781)	(5,286,706)
Currency translation	68,789	(20,718)
Closing balance	125,227	22,655

For the fiscal year ended August 31, 2025, the Company recorded a gain of $2,181,781 related to the valuation of these instruments in net finance expense (income) (2024 - $5,286,706) (note 25).

Series A Convertible Preferred Shares

On December 13, 2023, the Company authorized the issuance of Series A Convertible Preferred Shares. This class of shares ranked senior to the Voting Common Shares but retained no voting rights. They had a stated value of $1,000 per share and were convertible into Voting Common Shares of the Company at the election of the holder at any time at a price of $1,417.50 per share, exercise price subject to adjustment. The Series A Convertible Preferred Shares were convertible at the election of its holder into that number of Voting Common Shares determined by dividing its stated value (plus any and all other amounts which may be owing in connection therewith) by the exercise price, subject to certain beneficial ownership limitations which prohibited any holder from converting into an amount of Voting Common Shares that would cause such holder to beneficially own more than 4.99% of the then outstanding Voting Common Shares). On the one-year anniversary of the original issuance date, the Series A Convertible Preferred Shares automatically converted into Voting Common Shares at the lesser of the then exercise price, and 80% of the average volume-weighted average price of the Company’s Voting Common Shares during the five trading days ending on, and including, such date. The conversion price for the Series A Convertible Preferred Shares had a floor of $405.00. The holder also received 1 warrant to purchase Voting Common Shares per $1,000 stated value of the Series A Convertible Preferred Shares held that are exercisable for a period of 5 years from the issuance date at a price of $1,417.50 per share. In addition, the holder received an option to purchase one additional Series A Convertible Preferred Share and 1 warrant to purchase Voting Common Shares per each Series A Convertible Preferred Share held for a period of 6 months from the issuance date at the stated value of $1,000.

On December 21, 2023, the Company issued 3,000 Series A Convertible Preferred Shares and 2,124 warrants to purchase Voting Common Shares for a total cash consideration of $3,000,000. For the fiscal year ended August 31, 2025, the Company incurred transaction costs of nil related to this issuance, which were recorded in net finance expense (income) (2024 -$452,398) (note 25).

During the fiscal year ended August 31, 2024, 650 Series A Convertible Preferred Shares were converted into 1,165 Voting Common Shares at a value of $199,069 (note 22).

On August 16, 2024, 2,124 warrants to purchase Voting Common Shares issued to Series A Convertible Preferred shareholders were exchanged for 4,186 Voting Common Shares and 48 Pre-Funded Warrants (note 22). As a result of this transaction, the Company recorded a loss of $1,261,296 in net finance income with a corresponding increase in Capital Stock in the fiscal year ended August 31, 2024.

During the fiscal year ended August 31, 2025, 400 Series A Convertible Preferred Shares were converted into 988 Voting Common Shares at a value of $100,610 (note 22).

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

On December 21, 2024, the Company forced the conversion of 1,950 Series A Convertible Preferred Shares into 4,821 Common Shares at a value of $71,784 (note 22).

Given the variability associated with the various components of this instrument, these instruments were recorded as derivative liabilities and will be subject to fair value adjustments at the issuance date and at subsequent balance sheet dates. The fair value was determined using the Monte Carlo simulation run under the Geometric Brownian Motion. Since the fair value is based on valuation using unobservable market inputs, the Company did not recognize the loss on initial recognition. The difference between the fair value at initial recognition and the transaction price was deferred and is recognized over time based on the individual terms of each financial instrument. This difference determined was due to delays in negotiations, the changes in the capital market and the Company’s liquidity situation.

The table below summarizes the movement in the derivative liabilities related to the Series A Convertible Preferred Shares including the related warrants and option to purchase additional Series A Convertible Preferred Shares and related warrants during the fiscal years ended August 31, 2025 and 2024:

	As at	As at
	August 31,	August 31,
	2025	2024
	$	$
Opening balance	514,589	—
Fair value at issuance	—	8,998,800
Deferred loss at issuance	—	(5,998,800)
Revaluation at the end of the period	(901,504)	(7,599,463)
Amortization of the deferred loss during the period	—	5,385,601
Accelerated amortization of the deferred loss during the period	576,209	—
Voluntary conversions to Voting Common Shares during the period	(100,610)	(199,069)
Forced conversions to Voting Common Shares during the period	(71,784)	—
Currency translation	(16,900)	(72,480)
Closing balance	—	514,589

For the fiscal year ended August 31, 2025, the Company recorded a gain of $325,295 related to the valuation of these instruments in net finance expense (income) (2024 - $2,213,862) (note 25).

Series B Convertible Preferred Shares

On December 13, 2023, the Company authorized the issuance of Series B Convertible Preferred Shares. This class of shares ranked senior to the Voting Common Shares but retained no voting rights. They had a stated value of $1,000 per share and were convertible into Voting Common Shares of the Company at the election of the holder at any time at a price of $1,417.50 per share, exercise price subject to adjustment. The Series B Convertible Preferred Shares were convertible at the election of its holder into that number of Voting Common Shares determined by dividing its stated value (plus any and all other amounts which may be owing in connection therewith) by the exercise price, subject to certain beneficial ownership limitations which prohibited any holder from converting into an amount of Voting Common Shares that would cause such holder to beneficially own more than 4.99% of the then outstanding Voting Common Shares). On the one-year anniversary of the original issuance date, the Series B Convertible Preferred Shares automatically converted into Voting Common Shares at the lesser of the then exercise price, and 80% of the average volume-weighted average price of the Company’s Voting Common Shares during the five trading days ending on, and including, such date. The conversion price for the Series B Convertible Preferred Shares had a floor of $405.00. The holder also received 1 warrant to purchase Voting Common Shares per $1,000 stated value of the Series B Convertible Preferred Shares held that are exercisable for a period of 5 years from the issuance date at a price of $1,417.50 per share.

On January 17, 2024, the Company issued 3,000 Series B Convertible Preferred Shares and 2,117 warrants to purchase Voting Common Shares for a total cash consideration of $3,000,000. For the fiscal year ended August 31, 2025, the Company incurred transaction costs of nil related to this issuance, which were recorded in net finance expense (income) (2024 - $676,621) (note 25).

On January 17, 2025, the Company forced the conversion of 3,000 Series B Convertible Preferred Shares into 7,408 Common Shares at a value of $136,298 (note 22).

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

Given the variability associated with the various components of this instrument, these instruments were recorded as derivative liabilities and will be subject to fair value adjustments at the issuance date and at subsequent balance sheet dates. The fair value was determined using the Monte Carlo simulation run under the Geometric Brownian Motion. Since the fair value is based on valuation using unobservable market inputs, the Company did not recognize the loss on initial recognition. The difference between the fair value at initial recognition and the transaction price was deferred and is recognized over time based on the individual terms of each financial instrument. This difference determined was due to delays in negotiations, the changes in the capital market and the Company’s liquidity situation.

The table below summarizes the movement in the derivative liabilities related to the Series B Convertible Preferred Shares including the related warrants during the fiscal years ended August 31, 2025 and 2024:

	As at	As at
	August 31,	August 31,
	2025	2024
	$	$
Opening balance	1,078,936	—
Fair value at issuance	—	4,651,800
Deferred loss at issuance	—	(1,651,800)
Revaluation at the end of the period	(1,482,319)	(3,413,449)
Amortization of the deferred loss during the period	—	1,231,325
Accelerated amortization of the deferred loss during the period	580,881	276,881
Forced conversions to Voting Common Shares during the period	(136,298)	—
Currency translation	(40,527)	(15,821)
Closing balance	673	1,078,936

For the fiscal year ended August 31, 2025, the Company recorded a gain of $1,482,319 related to the valuation of these instruments in net finance expense (income) (2024 - $2,182,124) (note 25).

With respect to the deferred loss at issuance, the portion of this balance that was applicable to the warrants issued to the Series B Convertible Preferred shareholders was written off completely at August 31, 2025 and 2024 because the amount of the deferred loss balance at each year-end exceeded the fair value attributable to these instruments at that date. As such, the Company recorded an accelerated loss of $580,881 on these warrants at August 31, 2025 (2024 - $276,881).

Purchase consideration – NVG acquisition

As part of the NVG acquisition (note 6), the Company entered into several financing instruments containing embedded conversion features. In accordance with IFRS 9, each convertible note was assessed to determine whether the conversion option was closely related to the debt host. As the conversion features were not considered closely related, each note was bifurcated into (i) a long-term debt host measured at amortized cost and (ii) an embedded derivative measured at FVTPL. In addition, the contingent share consideration was evaluated and classified as equity.

The Company recognized derivative liabilities in connection with the following instruments issued or expected to be issued to Roger Moore, a related party (note 21):

●	Initial Convertible Note – Issued on June 20, 2025 with a face amount of $4.0 million and convertible into Voting Common Shares at a fixed exercise price of $8.624.
●	Subsequent Convertible Note – Expected to be issued for $2.0 million, subject to the resolution of certain legal claims. A probability-weighted approach was applied in measuring the related components. It will be convertible into Voting Common Shares at a fixed exercise price of $8.624.
●	Real Estate Note – Expected to be issued for $2.0 million contingent on completion of specific real estate transactions. It will be convertible into Voting Common Shares at a fixed exercise price of $8.624.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

●	Share Consideration – Up to 255,012 Voting Common Shares contingently issuable upon completion of real estate transactions.

At June 20, 2025, the embedded conversion options within the three notes were valued using a Black-Scholes option pricing model, taking into account expected volatility, risk-free rates, remaining terms, and the fixed conversion price. The corresponding debt hosts were measured using credit-adjusted market discount rates. The contingent Share Consideration was measured at the Company’s closing share price on June 20, 2025 of $7.84, adjusted for a discount for lack of marketability of 25%. As the Share Consideration meets the definition of an equity-settled instrument, it was recorded in Contributed Surplus.

Given the variability associated with the various components of these instruments, they were recorded as debt hosts and derivative liabilities and will be subject to fair value adjustments at the issuance date and at subsequent balance sheet dates.

The allocation between debt hosts and embedded derivatives at June 20, 2025 is as follows:

	Debt Host	Derivative Liability
	$	$
Initial Convertible Note	3,282,369	2,319,565
Subsequent Convertible Note	695,572	540,026
Real Estate Note	1,376,954	1,168,059
	5,354,895	4,027,650

The allocation between debt hosts and embedded derivatives at August 31, 2025 is as follows:

	Debt Host	Derivative Liability
	$	$
Initial Convertible Note	3,111,810	205,065
Subsequent Convertible Note	653,262	56,261
Real Estate Note	1,283,434	123,012
	5,048,506	384,338

The table below summarizes the movement in the derivative liabilities related to the purchase consideration instruments during the fiscal years ended August 31, 2025 and 2024:

	As at	As at
	August 31, 2025	August 31, 2024
	$	$
Opening balance	—	—
Fair value at issuance	4,027,650	—
Revaluation at the end of the period	(3,643,312)	—
Closing balance	384,338	—

For the fiscal year ended August 31, 2025, the Company recorded a gain of $52,305 related to the valuation of the debt hosts and a gain of $3,643,312 related to the valuation of the derivative liabilities in net finance expense (income) (2024 - nil) (note 25).

21. Related party transactions

Companies related through common ownership:

EB Rental Ltd. (prior to June 3, 2021)

7858078 Canada Inc. (prior to June 3, 2021)

Montana Strategies Inc. (prior to April 25, 2024)

Strategies EB Inc. (prior to April 25, 2024)

Key management personnel of the Company have control over the following entities:

California Electric Boat Company Inc.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

Hurricane Corporate Services Ltd. (prior to March 1, 2024)

Mac Engineering SASU (prior to July 11, 2025)

Marine Ventures LLC (since June 20, 2025)

1925 Holiday Holdings LLC (since June 20, 2025)

300 US 1 Holdings LLC (since June 20, 2025)

Palm City Marine LLC (since June 20, 2025)

NVPB Marina Holdings LLC (since June 20, 2025)

NV FL 1440 Holdings LLC (since June 20, 2025)

NV FL Holdings LLC (since June 20, 2025)

Nautical Ventures South Inc. (since June 20, 2025)

Ultimate founder shareholders and their individually controlled entities

Alexandre Mongeon

Patrick Bobby

Robert Ghetti

9335-1427 Quebec Inc.

9519-0682 Quebec Inc.

Immobilier R. Ghetti Inc.

Société de Placement Robert Ghetti Inc.

The following table summarizes the Company’s related party transactions for the fiscal years ended August 31,:

	2025	2024	2023
	$	$	$
Expenses
Research and development
Mac Engineering, SASU	997,479	2,028,793	405,416
Office salaries and benefits
Montana Strategies Inc.	—	—	21,481
Interest expense
Roger Moore	45,448	—	—
Rent expense
California Electric Boat Company	196,129	16,503	—
Marine Ventures LLC	148,032	—	—
Income booked through Contributed Surplus
Management fees
Marine Ventures LLC	254,084	—	—

The Company leases its Boisbriand premises from California Electric Boat Company Inc. Prior to August 1, 2024, this lease was accounted for as a right-of-use asset and lease liability. However, on August 1, 2024, the lease was renegotiated for a one year term only and ceased to be accounted for as a right-of-use asset and lease liability. As such, as at August 31, 2025, the right-of-use asset for this lease was nil (August 31, 2024 – nil; August 31, 2023 – $939,014) and the lease liability was nil (August 31, 2024 – nil; August 31, 2023 – $1,031,202).

The following table summarizes the remuneration of directors and key management of the Company for the fiscal years ended August 31,:

	2025	2024	2023
	$	$	$
Wages	1,106,020	1,364,939	1,817,918
Share-based payments – capital stock	110,604	84,637	320,264
Share-based payments – stock options	18,146	104,255	283,844
	1,234,770	1,553,831	2,422,026

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

At the end of the year, the amounts due to and from related parties are as follows:

	2025	2024
	$	$
Share subscription receivable
9335-1427 Quebec Inc.	18,193	18,530
Alexandre Mongeon	10,333	10,526
	28,526	29,056

Current advances due from related party
Alexandre Mongeon	—	62,270

Amounts due to related parties included in trade and other payables
Alexandre Mongeon	16,946	63,859
Xavier Montagne	—	8,609
Raffi Sossoyan	7,277	8,524
Roger Moore*	19,520	—
Daniel Rathe	6,154	—
California Electric Boat Company	—	146,662
Mac Engineering, SASU	—	746,083
	49,897	973,737

*includes interest payable at August 31, 2025 of $6,058 (2024 - nil)

Proceeds receivable from related parties
Non-interest bearing demand note receivable from Marine Ventures LLC (note 6)	3,422,154	—
Contingent receivable from Marine Ventures LLC (note 6)	6,967,763	—
	10,389,917	—

Purchase consideration payable to related party
Initial Convertible Note due to Roger Moore (note 6 and 20)	3,111,810	—
Subsequent Convertible Note due to Roger Moore (note 6 and 20)	653,262	—
Real Estate Note due to Roger Moore (note 6 and 20)	1,283,484	—
	5,048,506	—

Share subscription receivable, current advances due to related party and amounts due to related parties included in trade and other payables are non-interest bearing and have no specified terms of repayment.

22. Capital stock

Authorized

Voting Common Shares – Series Founder, Series Investor 1, Series Investor 2, voting and participating

Non-Voting Common Shares, non-voting

Preferred shares, without par value, non-cumulative annual dividend, redeemable at their issue price, non- participating, non-voting

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

Pre-Funded Warrants, exercisable at the option of the holder into Voting Common Shares of the Company at an exercise price of C$0.001 on a one-for-one basis with no expiry date

	As at	As at
	August 31,	August 31,
	2025	2024
	$	$
4,907,137 Voting Common Shares (2024 – 16,350)	67,116,420	42,001,705
48 Pre-Funded Warrants (2024 – 48)	28,252	28,252
	67,144,672	42,029,957

Subscription and issuance of Voting Common Shares

During the year ended August 31, 2024, the Company issued a total of 760 Voting Common Shares to third parties in exchange for marketing, management consulting services, and board fees provided to the Company valued at $928,016. For such transactions, the value of the services was paid for with shares, the number of shares being determined by dividing the value of the services provided by the price of the shares on the stock exchange at time of their issuance.

During the year ended August 31, 2024, the Company issued 277 Voting Common Shares and warrants to purchase Voting Common Shares, as part of the financing rounds for a total cash consideration price of $1,326,675, net of transaction costs of $183,449. The warrants issued are to purchase 277 Voting Common Shares of the Company for a period of three years from the issuance date at an exercise price at $1,417.50 (note 20).

During the year ended August 31, 2024, the Company issued a total of 1,165 Voting Common Shares upon the conversion of 650 Series A Convertible Preferred Shares (note 20).

On August 16, 2024, 2,124 warrants to purchase Voting Common Shares issued to Series A Convertible Preferred shareholders were exchanged for 4,186 Voting Common Shares and 48 Pre-Funded Warrants (Note 20).

On August 22, 2024, the Company implemented a reverse stock split, consolidating every 15 Voting Common shares into 1 Voting Common Share. As a result of the round up feature for fractional shares, the Company issued an additional 1,680 Voting Common Shares.

On October 8, 2024, the Company implemented a reverse stock split, consolidating every 9 Voting Common shares into 1 Voting Common Share. As a result of the round up feature for fractional shares, the Company issued an additional 19,512 Voting Common Shares.

During the year ended August 31, 2025, the Company issued a total of 86,160 Voting Common Shares to third parties in exchange for marketing, management consulting services, and board fees provided to the Company valued at $1,085,270. For such transactions, the value of the services was paid for with shares, the number of shares being determined by dividing the value of the services provided by the price of the shares on the stock exchange at time of their issuance.

During the year ended August 31, 2025, the Company issued a total of 988 Voting Common Shares upon the conversion of 400 Series A Convertible Preferred Shares (note 20).

On September 16, 2024, the Company issued 37,778 Voting Common Shares as part of a private placement offering for a total cash consideration price of $2,625,820, net of transaction costs of $774,180.

On December 21, 2024, the Company forced the conversion of 1,950 Series A Convertible Preferred Shares into 4,821 Common Shares at a value of $71,784 (note 20).

During the year ended August 31, 2025, the Company issued 447,816 Voting Common Shares as part of an “at the market” placement offering for a total cash consideration price of $11,068,553, net of transaction costs of $681,063.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

On January 16, 2025, the Company issued 425,640 Voting Common Shares and 45,000 Pre-Funded Warrants as part of a private placement offering for a total cash consideration of $3,231,642, net of transaction costs of $435,794. In addition, the Company issued warrants to purchase 235,320 Voting Common Shares of the Company for a period of five years from the issuance date at an exercise price at $15.00 (note 20).

On January 17, 2025, the Company forced the conversion of 3,000 Series B Convertible Preferred Shares into 7,408 Common Shares at a value of $136,298 (note 20).

On March 31, 2025, the Company implemented a reverse stock split, consolidating every 10 Voting Common shares into 1 Voting Common Share. As a result of the round up feature for fractional shares, the Company issued an additional 65,664 Voting Common Shares.

On August 18, 2025, the Company issued 2,075,000 Voting Common Shares and 1,425,000 Pre-Funded Warrants as part of a private placement offering for a total cash consideration of $5,962,238, net of transaction costs of $1,037,762.

During the year ended August 31, 2025, 1,470,000 Pre-Funded Warrants were converted into 1,470,000 Voting Common Shares.

On May 16, 2025, the Company reached a settlement agreement resolving an outstanding legal claim related to certain of its Series A Convertible Preferred shareholders. As a result of this agreement, the Company agreed to issue up to 250,000 Voting Common Shares to these shareholders to settle the dispute. The settlement received court approval on August 13, 2025. As a result, the Company issued 250,000 Voting Common Shares to the plaintiffs at a value of $832,500. The corresponding expense was recorded in net finance expense (income) (note 26).

23. Share-based payments

Description of the plan

The Company has a fixed option plan. The Company’s stock option plan is administered by the Board of Directors. Under the plan, the Company’s Board of Directors may grant stock options to employees, advisors and consultants, and designates the number of options and the share price pursuant to the new options, subject to applicable regulations. The options, when granted, will have an exercise price of no less than the estimated fair value of shares at the date of grant.

Stock options

On multiple grant dates, the Company granted stock options at exercise prices varying between $6.61 and $16,003.13 per share to directors, officers, employees and consultants of the Company. The stock options will expire 5 to 10 years from the grant dates.

The Company recognizes share-based payments expense for option grants based on the fair value at the date of grant using the Black-Scholes valuation model. The share-based payments expense recognized for the year ended August 31, 2025 amounts to $39,790 (2024

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

- $162,301; 2023 - $843,784). The table below lists the assumptions used to determine the fair value of these option grants. Volatility is based on the historical share price volatility of the Company and other public companies with characteristics similar to the Company.

	Exercise		Expected	Risk-free
	price	Market price	volatility	interest rate	Expected life
Grant date	$	$	%	%	[years]
October 23, 2020	3,634.84	3,634.84	97	0.4	5
November 24, 2020	16,003.13	13,500.00	101	0.4	5
November 24, 2020	5,673.16	13,500.00	75	3.6	4
November 30, 2022	6,088.50	6,088.50	107	3.1	5
December 1,2022	5,872.50	5,872.50	107	3.0	5
March 22, 2023	5,683.50	5,055.75	75	3.6	2
March 25, 2023	5,683.50	5,143.50	75	3.6	3
March 25, 2023	5,683.50	5,143.50	75	3.6	4
April 20, 2023	5,832.00	5,305.50	75	3.6	5
December 29, 2023	4,630.50	1,512.00	76	3.1	5
January 26, 2024	1,026.00	1,077.30	76	3.5	5
July 25, 2025	6.61	6.60	101	2.8	5

The following tables summarize information regarding the option grants outstanding as at August 31, 2025:

		Weighted
	Number of	average
	options	exercise price
	#	$
Balance at August 31, 2023	843	5,205.12
Granted	76	2,828.25
Forfeited	(109)	6,453.74
Balance at August 31, 2024	810	4,814.08
Granted	2,000	6.61
Forfeited	(52)	5,872.50
Expired	(450)	3,980.04
Balance at August 31, 2025	2,308	789.63

	Number of
Exercise price	options	Weighted average	Weighted average	Exercisable
range	outstanding	grant date fair value	remaining contractual life	options
$	#	$	[years]	#
6.61	2,000	6.61	4.90	83
1,026.00 - 4,630.50	81	2,874.04	3.17	81
5,683.50 - 6,088.50	201	5,740.39	4.27	192
16,003.13	26	16,003.13	0.25	26

Warrants

As at August 31, 2025, there are 440,146 warrants to purchase Voting Common Shares outstanding (2024 - 4,431) of which 239,497 warrants (2024 - 4,177) are accounted for as derivative liabilities (see note 20 for details) and 200,649 warrants (2024 - 254) are accounted for as contributed surplus. The following provides the details of the warrants currently outstanding that are accounted for as contributed surplus:

On November 23, 2020, the Company granted the underwriter the option to purchase 113 Voting Common Shares of the Company for a period of five years from the date of the initial public offering at an exercise price of $16,875.00.

On December 21, 2023, the Company granted the underwriter the option to purchase 103 Voting Common Shares of the Company for a period of five years from the grant date at an exercise price of $1,417.50.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

On September 16, 2024, the Company granted the underwriter the option to purchase 1,896 Voting Common Shares of the Company for a period of five years from the grant date at an exercise price of $112.50.

On January 14, 2025, the Company granted the underwriter the option to purchase 23,537 Voting Common Shares of the Company for a period of five and a half years from the grant date at an exercise price of $15.00.

On August 15, 2025, the Company granted the underwriter the option to purchase 175,000 Voting Common Shares of the Company for a period of five years from the grant date at an exercise price of $2.50.

		Number of warrants	Weighted average remaining
	Exercise price	outstanding	contractual life
Grant date	$	#	[years]
November 23, 2020	16,875.00	113	0.23
December 21, 2023	1,417.50	103	3.31
September 16, 2024	112.50	1,896	4.05
January 14, 2025	15.00	23,357	4.88
August 15, 2025	2.50	175,000	4.96

The Company recognizes share-based payments expense for warrant grants based on the fair value at the date of grant using the Black-Scholes valuation model. The share-based payments expense recognized for the fiscal year ended August 31, 2025 amounts to $175,236 (August 31, 2024 – nil). The table below lists the assumptions used to determine the fair value of these warrant grants. Volatility is based on the historical share price volatility of the Company and other public companies with characteristics similar to the Company.

	Exercise		Expected	Risk-free
	price	Market price	volatility	interest rate	Expected life
Grant date	$	$	%	%	[years]
November 23, 2020	16,875.00	19,062.00	100	0.4	5.0
December 21, 2023	1,417.50	1,512.00	76	4.0	5.0
September 16, 2024	112.50	71.64	92	3.4	5.0
January 14, 2025	15.00	18.30	99	4.4	5.5
August 15, 2025	2.50	1.86	101	3.6	5.0

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

24. Revenues

	2025	2024	2023
	$	$	$
Sales of boats	11,879,454	1,273,441	959,832
Sales of parts and boat maintenance	1,732,791	69,969	241,153
Boat rental and boat club membership revenue	172,007	1,446,420	3,000,700
Sale of powertrain systems	57,304	—	—
	13,832,556	2,789,650	4,201,685

Revenues from external customers for the fiscal years ended August 31, 2025 and 2024 were primarily from the U.S. The table below provides the breakdown disclosed in comparative periods:

			2023
	Sale of	Rental of
	electric boats	electric boats	Total
	$	$	$
Canada	259,149	—	259,149
USA	801,546	3,002,702	3,804,248
Other	138,288	—	138,288
	1,198,983	3,002,702	4,201,685

25. Net finance income

	2025	2024	2023
	$	$	$
Interest and bank charges	810,714	183,598	105,543
Interest income	(156,662)	(47,141)	(84,448)
Foreign currency exchange (gain) loss	508,191	(34,682)	(154,715)
Transaction costs (note 20)	978,888	1,367,749	534,234
Gain on derivative liabilities (note 20)	(7,051,826)	(8,882,221)	(1,526,655)
Loss on securities exchange (note 20)	—	1,261,296	—
Loss on warrant re-pricing (note 20)	—	652,745	—
Gain on valuation of contingent consideration (note 20)	(52,305)	—	—
Legal claim settlement costs (note 22)	832,500	—	—
	(4,130,500)	(5,498,656)	(1,126,041)

26. Income taxes

The income tax expense on the Company’s loss before tax differs from the theoretical amount that would arise using the federal, provincial and foreign statutory tax rates applicable. The difference is as follows:

	2025	2024	2023
	$	$	$
Income taxes at the applicable tax rate of 26.5% (2024 – 26.5%; 2023 – 26.5%)	(5,737,778)	(2,798,985)	(4,163,775)
Adjustment in respect of current and deferred income tax of previous year	1,336,123	580,331	(54,135)
Permanent differences	2,313,566	1,857	52,296
Change in recognition of deferred income tax assets	2,095,971	2,037,762	3,958,034
Total income tax expense (recovery)	7,882	(179,035)	(207,580)

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

Deferred income taxes reflect the net tax impact of temporary differences between the value of assets and liabilities for accounting and tax purposes. The main components of the deferred tax expense and deferred tax assets and liabilities were as follows:

	Balance as at				Balance as at
	August 31,	Recognized	Business		August 31,
	2024	in net loss	acquisition	Other	2025
	$	$	$	$	$
Temporary differences
Property and equipment	(29,997)	27,688	(301,465)	—	(303,774)
Intangibles	(171,528)	13,222	(71,669)	—	(229,975)
Net operating losses	9,082,515	2,262,414	8,630,129	(159)	19,974,899
Financing fees	646,971	420,872	—	—	1,067,843
Research and development	791,156	(14,451)	—	—	776,705
Difference in timing of recognition	415,001	32,696	1,184,965	—	1,632,662
Right-of-use asset	(32,955)	49,477	(1,810,747)	—	(1,794,225)
Lease liability	33,564	(68,106)	1,828,306	—	1,793,764
Net capital losses	37,372	(683)	—	—	36,689
Unrecognized deferred tax assets	(10,712,142)	(2,717,153)	(9,531,188)	—	(22,960,483)
Deferred tax asset (liability)	59,957	5,976	(71,669)	(159)	(5,895)

The net operating losses carried forward and deductible temporary differences for which deferred tax assets have not been recognized amounted to $68,528,000 as at August 31, 2025 (2024 - $37,557,000). Of these amounts, $65,420,000 (2024 - $34,391,000) relates to net operating losses carried forward, that will expire between 2040 and 2045 and $3,108,000 (2024 - $3,166,000) relates to research and development expenditures, which can be carried forward indefinitely.

As of August 31, 2025, the Company has available Canadian federal non-refundable investment tax credits of $494,000 (2024 - $503,000) related to research and development expenditures which may be used to reduce Canadian federal income taxes payable in future years. These non-refundable investment tax credits will expire between 2041 and 2043. The benefits of these non-refundable investment tax credits have not been recognized in the consolidated financial statements.

27. Capital disclosures

The Company’s objectives in managing capital are:

a.	to safeguard the entity’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders; and
b.	to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

Capital is regarded as total equity, as recognized in the statement of financial position, plus net debt. Net debt is calculated as total borrowings less cash and cash equivalents.

The Company manages and adjusts its capital structure considering changes in economic conditions. To maintain or adjust its capital structure, the Company may issue debt or new shares. Financing decisions are generally made on a specific transaction basis and depend on such things as the Company’s needs, capital markets and economic conditions at the time of the transaction. Management reviews its capital management approach on an ongoing basis and believes that this approach is reasonable, given the size of the Company.

The Company does not have any externally imposed capital compliance requirements at August 31, 2025.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

28. Financial risk management and fair value measurement

Fair value measurement and hierarchy

The fair value measurement of the Company’s financial and non-financial assets and liabilities utilizes market observable inputs and data as far as possible. Inputs used in determining fair value measurements are categorized into different levels based on how observable the inputs used in the valuation technique utilized are (the “fair value hierarchy”):

a.Level 1: Quoted prices in active markets for identical items (unadjusted);

b.Level 2: Observable direct or indirect inputs other than Level 1 inputs; and

c.Level 3: Unobservable inputs (i.e., not derived from market data).

The classification of an item into the above levels is based on the lowest level of the inputs used that has a significant effect on the fair value measurement of the item. Transfers of items between levels are recognized in the period they occur.

The carrying amount of trade and other receivables, advances from related parties, floor plan financing and trade and other payables are assumed to approximate their fair value due to their short-term nature.

The fair value of long-term financial liabilities is estimated by discounting the remaining contractual maturities at the current market interest rate that is available for similar financial liabilities.

Classified as Level 3, the fair value of Debentures was estimated using the partial differential equation model to value convertible debentures that include a call feature. Key assumptions used in the model include volatility, which was based on actual trading data, difference in volatility since initial issuance of the instrument and similar instruments on the market, and credit spread, which was based on corporate bond yield spreads in the market and credit spread data for similar public companies. The model included a fair value adjustment based on an initial calibration exercise. During the fiscal year ended August 31, 2023, the Company recorded an impairment loss on the Debentures based on the estimated recoverable amount of the financial asset (note 10).

The fair value of the derivative liabilities related to the warrants issued is classified as Level 3 in the fair value hierarchy and is calculated using the Black-Scholes Option Pricing Model using the historical volatility of comparable companies as an estimate of future volatility. As at August 31, 2025, the Company used volatility of approximately 75% to 101% over the remaining contractual life in order to determine the fair value of the derivative liabilities.

The fair value of the derivative liabilities related to the Series A and B Convertible Preferred Shares is classified as Level 3 in the fair value hierarchy and is calculated using the Monte Carlo simulation run under the Geometric Brownian Motion model. The significant input assumptions into the model for each valuation date include the starting share price, a 70% volatility applied to the Series A and Series B Convertible Preferred Shares as at the issuance date, a 75% volatility applied to the Series A and Series B Convertible Preferred Shares as at August 31, 2025 and a risk-free rate based on the U.S. treasury rates matching the duration of each component of the Series A and Series B Convertible Preferred Shares.

The fair value of the derivative liabilities related to the Initial, Subsequent, and Real Estate Notes issued or issuable as consideration with respect to the NVG acquisition is classified as Level 3 in the fair value hierarchy (notes 6 and 20). Each of the three NVG-related convertible notes contains an embedded conversion feature that is required to be measured at fair value. These values are sensitive to changes in the Company’s share price, expected volatility, credit risk, and, in the case of the Subsequent Note, a 50% probability of issuance. The sharp decline in the Company’s share price between the Acquisition Date and year-end resulted in a meaningful reduction in the fair value of these embedded derivatives during the year.

Financial risk management

The Company is exposed to risks that arise from its use of financial instruments. This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

[a]	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company has a strict code of credit, including obtaining instalment payments, obtaining agency credit information and setting appropriate credit limits. The maximum exposure to credit risk at the reporting date, is the carrying amount of financial assets. The Company does not hold any collateral.

Credit risk related with the Debentures is reflected in the fair value of the instrument (note 10).

Trade and other receivables are generally written off when there is no reasonable expectation of recovery. Indicators of this include the failure for a debtor to engage in a repayment plan, no active enforcement activity and a failure to make contractual payments.

[b]	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting its financial obligations as they fall due. The Company is exposed to liquidity risk primarily from its trade and other payables, advances from related parties, floor plan financing and long-term debt.

	Contractual	Less than
	cash flows	one year	1-5 years
August 31, 2025	$	$	$
Trade and other payables	8,607,790	8,607,790	—
Floor plan financing	32,511,664	32,511,664	—
Long-term debt	2,030,995	657,110	1,373,885
Purchase consideration payable to related party	5,048,506	—	5,048,506
	48,198,955	41,776,564	6,422,391

	Contractual	Less than
	cash flows	one year	1-5 years
August 31, 2024	$	$	$
Trade and other payables	3,333,858	3,333,858	—
Advances from related parties	62,721	62,721	—
Long-term debt	339,960	75,159	264,801
	3,736,539	3,471,738	264,801

[c]	Interest rate risk

The Company is exposed to interest rate risk on its variable rate bank indebtedness and variable and fixed rate long-term debt. Fixed-rate borrowings expose the Company to fair value risk while variable rate borrowings expose the Company to cash flow risk.

[d]	Foreign exchange risk

Foreign exchange risk is the risk that future cash flows or fair value of a financial instrument will fluctuate due to changes in foreign exchange rates.

The Company is exposed to transactional foreign currency risk to the extent that there is a mismatch between the currencies in which sales, purchases, receivables and borrowings are denominated and the respective functional currencies of the Company and its subsidiaries.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

The Company has certain financial assets and liabilities denominated in Canadian dollars. The U.S. dollar equivalent carrying amounts of these assets and liabilities are as follows:

	2025	2024
	$	$
Cash and cash equivalents	48,621	18,545
Trade and other receivables	60,052	75,609
Trade and other payables	463,604	980,061
Long-term debt	189,865	339,960

Sensitivity

A reasonably possible 5% strengthening (weakening) of the Canadian dollar against the U.S. Dollar at the reporting date would have increased (decreased) net loss and other comprehensive loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Net Loss		Other Comprehensive Income
	+5%	-5%	+5%	-5%
	$	$	$	$
August 31, 2025	439,556	(439,556)	(1,728,309)	1,728,309

29. Segment information

Following the acquisition of NVG on June 20, 2025 (note 6), the Company now operates with two reportable segments. The segments reflect how financial information is reviewed by the Chief Operating Decision Maker (“CODM”) for purposes of monitoring operating performance, allocating resources, and assessing results. The Company’s CODM is the Company’s Chief Executive Officer, Alexandre Mongeon. As a result of the change in the reportable segments, the Company retrospectively restated the comparative segment information for the fiscal years ended August 31, 2024 and August 31, 2023 in accordance with IFRS 8, Operating Segments, as presented below.

There are no significant transactions between the two segments, and therefore no inter-segment revenues are reported.

Reportable Segments

Vision Marine Segment

This segment includes the legacy operations of Vision Marine Technologies Inc., which primarily consist of:

●	design and manufacture of electric boats;
●	sales of electric boats, motors, and related parts;
●	maintenance and after-sales service; and
●	electric boat rentals and membership-based boat clubs.

NVG Segment

This segment includes the acquired operations of Nautical Ventures Group Inc. and its subsidiaries, consisting of:

●	retail dealerships for recreational boats, engines, tenders, and marine products;
●	marina operations and service departments;

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

●	boat brokerage services; and
●	distribution of branded and third-party marine products.

Basis of Segmentation

The segments reflect differences in products, customers, operational focus, and strategic priorities. No segments have been aggregated. Segment results include revenue, gross profit, and segment loss before tax. Corporate overhead, financing costs, taxes, and fair value changes on derivative liabilities are managed at the consolidated level.

The CODM reviews segment information regularly to evaluate performance and allocate resources. Corporate activities, financing, fair value changes, and income taxes are not allocated to segments and are evaluated on a consolidated basis.

Segment results for the fiscal year ended August 31, 2025

	Vision Marine	NVG	Total
	$	$	$
Sales of boats	739,215	11,140,239	11,879,454
Sales of parts and boat maintenance	56,142	1,667,649	1,723,791
Boat rental and boat club membership revenue	144,332	27,675	172,007
Sale of powertrain systems	57,304	—	57,304

Segment revenues	996,993	12,835,563	13,832,556

Segment gross profit	44,330	4,722,164	4,766,494

Segment loss before taxes	(21,385,757)	(258,354)	(21,644,111)

Research and development	1,183,963	—	1,183,963
Office salaries and benefits	1,965,434	1,738,730	3,704,164
Selling and marketing expenses	2,711,685	1,102,170	3,813,855
Professional fees	3,283,330	53,017	3,336,347
Office and general	1,214,725	1,073,463	2,288,188
Goodwill impairment loss	15,082,026	—	15,082,026
Intangible asset impairment loss	380,457	—	380,457
Net finance expense (income)	(4,810,928)	680,428	(4,130,500)

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

Segment results for the fiscal year ended August 31, 2024

	Vision Marine	NVG	Total
	$	$	$
Sales of boats	1,273,441	—	1,273,441
Sales of parts and boat maintenance	69,969	—	69,969
Boat rental and boat club membership revenue	1,446,420	—	1,446,420
Sale of powertrain systems	—	—	—

Segment revenues	2,789,650	—	2,789,650

Segment gross profit	1,101,543	—	1,101,543

Segment loss before taxes	(10,562,206)	—	(10,562,206)

Research and development	2,013,775	—	2,013,775
Office salaries and benefits	2,431,670	—	2,431,670
Selling and marketing expenses	1,486,975	—	1,486,975
Professional fees	2,390,369	—	2,390,369
Office and general	1,736,686	—	1,736,686
Goodwill impairment loss	6,372,394	—	6,372,394
Gain on deconsolidation of subsidiary	(67,379)	—	(67,379)
Net finance income	(5,498,656)	—	(5,498,656)

Segment results for the fiscal year ended August 31, 2023

	Vision Marine	NVG	Total
	$	$	$
Sales of boats	959,832	—	959,832
Sales of parts and boat maintenance	241,153	—	241,153
Boat rental and boat club membership revenue	3,000,700	—	3,000,700
Sale of powertrain systems	—	—	—

Segment revenues	4,201,685	—	4,201,685

Segment gross profit	1,138,105	—	1,138,105

Segment loss before taxes	(15,712,360)	—	(15,712,360)

Research and development	4,237,638	—	4,237,638
Office salaries and benefits	2,981,097	—	2,981,097
Selling and marketing expenses	2,577,740	—	2,577,740
Professional fees	2,795,676	—	2,795,676
Office and general	2,302,420	—	2,302,420
Impairment loss on debentures	1,892,518	—	1,892,518
Net finance income	(1,126,041)	—	(1,126,041)

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

Segment assets and liabilities as at August 31, 2025

	Vision Marine	NVG	Total
	$	$	$
Segment assets	23,943,258	45,969,999	69,913,257
Cash and cash equivalents	5,781,142	1,637,637	7,418,779
Inventory	5,296,466	31,575,181	36,871,647
Segment liabilities	3,865,964	57,596,291	61,462,255

Segment assets and liabilities as at August 31, 2024

	Vision Marine	NVG	Total
	$	$	$
Segment assets	8,456,101	—	8,456,101
Cash and cash equivalents	46,791	—	46,791
Inventory	4,602,540	—	4,602,540
Segment liabilities	6,226,709	—	6,226,709

30. Additional cash flows information

Financing and investing activities not involving cash:

	2025	2024	2023
	$	$	$
Additions to right-of-use assets	87,604	176,020	680,826
Lease termination	33,686	732,702	112,154
Initial derivative	2,215,564	—	—
Conversion of preferred stock	308,692	—	—

31. Commitments

In addition to the obligations under leases (note 17), the Company is subject to supply agreements with minimum spend commitments. The Company currently has a commitment to purchase 192 batteries from a supplier. The Company has received 25 batteries on this order and has made deposits to the supplier to cover an additional 71 batteries. Therefore, as at August 31, 2025, the Company is committed to purchase an additional 96 batteries. The amount of the minimum fixed and determinable portion of the unconditional purchase obligations over the next years, is as follows:

$
2026	—
2027	2,299,172

In October 2021, EB Rental FL Corp. has entered into lease arrangement for premises, which have not commenced yet and therefore related right-of-use asset and lease liability are not recorded as at August 31, 2025. The lease offers EB Rental FL Corp. a termination clause in case certain contractual requirements are not met by the lessor at the lease commencement date.

The Company’s undiscounted lease commitments related to this lease are as follows as at August 31, 2025:

$
2026	90,000
2027	121,800
2028	124,236
2029 and thereafter	288,444
624,480

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

32. Deconsolidation of subsidiary

On April 25, 2024, the Company sold 100% of the shares of EB Rental, Ltd., which previously facilitated its electric boat rental operations located in Newport Beach, California, to EB Strategies Inc. for $794,616. The Company continues to own and operate its electric boat rental operations in Ventura, California and Palm Beach, Florida. Up until April 25, 2024, EB Strategies Inc. was considered a related party whose controlling shareholder was a member of management of the Company’s boat rental operation. His employment and association with the Company ended at the close of this transaction.

These consolidated financial statements have been prepared based on the books and records maintained by the Company, and the subsidiaries that it controls. However, due to the above sale of EB Rental, Ltd., the control over this subsidiary was deemed to have been lost as of April 25, 2024. As such, the Company ceased consolidating this subsidiary as at April 25, 2024.

The gain on the disposal of EB Rental, Ltd. at the deconsolidation date was determined as follows:

	$

Fair Value Consideration received		794,616

Add: EB Rental, Ltd. net deficit at disposal
- EB Rental Ltd. share capital at disposal	(100)
- EB Rental Ltd. deficit at disposal	52,993	52,893

Less: Goodwill attributable to EB Rental, Ltd.		(780,130)

Total gain on deconsolidation date		67,379

On the deconsolidation date, EB Rental, Ltd.’s net assets (liabilities) were determined as follows:

$

Current assets	335,559
Right of use assets	586,911
Property, plant and equipment	473,186
Other assets	205,255
Current liabilities	(1,187,378)
Lease liabilities	(466,426)

(52,893)

The financial performance of EB Rental, Ltd. for the fiscal years ended August 31, 2025, 2024, and 2023 included in these consolidated financial statements are as follows:

	2025	2024	2023
	$	$	$

Revenues	—	1,400,294	3,167,201
Cost of sales	—	1,229,584	2,407,700
Gross profit	—	170,710	759,501
Expenses	—	711,513	1,131,523
Income (loss) before tax	—	(540,803)	(372,022)
Income tax recovery	—	(151,304)	(134,913)
Net income	—	(389,499)	(237,109)

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2025

The Cash flow information related to EB Rental, Ltd. for the fiscal years ended August 31, 2025, 2024, and 2023 are as follows:

	2025	2024	2023
	$	$	$

Cash provided by (used in) operating activities	—	181,740	(212,414)
Cash provided by (used in) investing activities	—	(17,158)	34,968
Cash used in financing activities	—	(111,162)	(242,706)

33. Subsequent events

During the months of September, October and November 2025, the Company issued a total of 101,598 Voting Common Shares to third parties in exchange for marketing, management consulting services, and board fees provided to the Company.

On September 25, 2025, the Company entered into a new employment agreement with its Chief Executive Officer, Alexandre Mongeon. Under the terms of this agreement, Mr. Mongeon will be issued 285,000 Voting Common Shares as compensation for moving himself and his immediate family to Southern Florida. The shares will be issued once the move is completed.

In October 2025, Marine Ventures LLC completed the sale of two of the six real estate properties that were part of the Real Estate Agreement described in note 6. The Company received net proceeds of approximately $3.8 million from these transactions, after repayment of the related mortgage obligations. Upon completion of these transactions, the contingent conditions associated with the Real Estate Note (see notes 6, 20 and 21) were satisfied, and the Company, accordingly, will issue a $2.0 million convertible note to Roger Moore under the terms and conditions described in note 6.

On November 4, 2025, Clairitec S.A.S., a French-based supplier of battery chargers to the Company, advised that it had ﬁled a Notice of Civil Claim with the Commercial Tribunal of Bordeaux, France. The Claim alleges breach of contract, by the Company, of the supply contract it had entered with Clairitec S.A.S. on or about June 23, 2023, for the development and supply of battery chargers (the “Claim”). The stated amount of the Claim is €398,050. The Company believes the Claim is without merit and intends to vigorously defend itself against the Claim.